UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April 2003


                           DEUTSCHE BANK CORPORATION

                (Translation of Registrant's Name Into English)

                       DEUTSCHE BANK AKTIENGESELLSCHAFT
                                TAUNUSANLAGE 12
                            60325 FRANKFURT AM MAIN
                                    GERMANY

                   (Address of Principal Executive Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X     Form 40-F
                                 ___

             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes___         No   X
                                              ___

                                       [DEUTSCHE BANK LOGO]

                                       Investor Relations
                                       Tel.: +49-69-910-35395 (Frankfurt office)
                                       Tel.: +1-212-469-7125 (New York office)
                                       Fax: +49-69-910-38591
                                       E-mail: db.ir@db.com

                                       Frankfurt, 30 April 2003



INVESTOR RELATIONS RELEASE


I.    RELEASE OF 1Q2003 RESULTS


DEUTSCHE BANK REPORTS FIRST QUARTER 2003 PRE-TAX INCOME OF EURO 234 MILLION


* Underlying pre-tax profit increased by 72 per cent over 1Q2002 to Euro 950 million

*    Net charges of Euro 718 million impact results

* Significant cost reduction: Total noninterest expenses down by 27 per cent over 1Q2002

* Total provisions for credit losses of Euro 350 million in first quarter of 2003 (1Q2002: Euro 384 million), down from peak of Euro 790 million in 3Q2002 and from Euro 423 million in 4Q2002

*    Tier 1 capital ratio stable at  9.6 per cent



Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today released its results for the first quarter of 2003. The Bank reported income before income tax expense of Euro 234 million for the quarter. The pre-tax income for the first quarter of 2002 was Euro 1.27 billion, which included gains on sales of industrial holdings. The 1Q 2003 result was subject to net charges of Euro 718 million, which resulted from a regular review of principal investments and took into account the difficult market conditions in the first quarter of 2003. Due to the non tax-deductible nature of most of these charges, Deutsche Bank realised a net loss for the quarter of Euro 219 million (compared to a 1Q2002 net income of Euro 597 million).

As a result of the strong performance in Deutsche Bank's main business activities and the significant cost reductions, underlying pre-tax profit for the first quarter of 2003 (see reconciliation of pre-tax profit in the table below) was Euro 950 million, up by 72 per cent from Euro 551 million in the respective first quarter of 2002 (and compared to a 4Q2002 underlying pre-tax profit of Euro 147 million).

Total noninterest expenses were down 27 per cent to Euro 4.38 billion. A significant part of this decrease was due to a reduction in headcount resulting from the sale or merger of some businesses and from restructuring activities. Total new provisions for credit losses were Euro 350 million - Euro 380 million provision for loan losses less a Euro 30 million release for off-balance sheet positions - in the first quarter of 2003 (1Q2002: Euro 384 million). This is the second consecutive quarter of reducing loan loss provisions after a peak in autumn 2002. Additionally the Bank has started to systematically hedge its new loans with derivatives.


RECONCILIATION OF PRE-TAX PROFIT

IN [e] M.                                                              1Q03 4Q02   1Q02
REPORTED INCOME BEFORE INCOME TAXES                                     234  237  1,270
---------------------------------------------------------------------------------------
Net gains/losses on securities available for sale/ industrial holdings  392(533)(1,059)
Net loss from equity method investments                                 638  285      -
Other revenues: net write-downs on private equity investments            77   80      -
Other revenues: net gains/losses from businesses sold/held for sale   (503)   37      -
Restructuring activities                                                (2) (22)    340
Goodwill impairment                                                     114   62      -
---------------------------------------------------------------------------------------
UNDERLYING PRE-TAX PROFIT                                               950  147    551

Numbers may not add up due to rounding


The Corporate and Investment Bank Division (CIB) has again demonstrated its strong global competitive position. CIB recorded income before income taxes of Euro 1.45 billion in the first quarter of 2003 (1Q2002: Euro 563 million). This improvement included a gain of Euro 508 million from the sale of the Global Securities Services business.

The Bank`s Private Clients and Asset Management Division (PCAM) remains one of the five largest asset managers in the world, despite selling its passive asset management business. The integration of Scudder and RREEF in the US has suc-cessfully concluded, and PCAM now aims to win new business and increase market share. PCAM`s income before income taxes was Euro 274 million for the first quarter of this year compared to a loss of Euro 81 million in the same quarter last year.



Excerpts from the Interim Report can be found in the attachments on B 1 - B 26. On C 1 and C2 we provide a full reconciliation of reported and underlying results for Deutsche Bank Group.

The complete Interim Report as of 31 March 2003 is available on the internet page: http://www.deutsche-bank.com/q1.

                                      A 2

II.  IR SERVICES


{circle} CONFERENCE CALL

To present the financials and answer any questions we invite to a conference call as follows:

DATE:                  Wednesday, 30 April 2003

TIME:                  1.30 - approx. 2.30 p.m. CET

SPEAKERS:              DR. CLEMENS BOERSIG, Chief Financial Officer
                       DR. WOLFRAM SCHMITT, Global Head of Investor Relations

The Conference Call will be transmitted through the following channels:

TELEPHONE:             Germany:         + 49-69 589 990 509
                       U.K.:            + 44-207 162 0181
                       USA:             +  1-334 323 6203

PASSWORD:              Deutsche Bank / Investor Relations

WEBCAST (AUDIO):       www.deutsche-bank.com/ir
                       under "IR Newsboard / Video & Audio" (listen only)
                       - live and replay -

SLIDES:                www.deutsche-bank.com/ir
                       under "IR Newsboard / Presentations"
                       from approx. 10.00 a.m. CET

REPLAY ON DEMAND:      Germany:      + 49-69 589 990 532  Access Code: 152282
                       U.K.:         + 44-208 228 4459    Access Code: 152282
                       USA:          +  1-334 323 6222    Access Code: 152282

RECORDING AVAILABILITY:from approximately one hour after end of the conference call until Friday, 9 May 2003, 12.00 p.m. CET



{circle} TELEPHONE AVAILABILITY ON 1 MAY 2003

As Thursday, 1 May 2003, is a public holiday in Germany, please forward any question to our New York office from about 8 a.m. NYT, 2 p.m. CET.

                                     A 3
<

III. INFORMATION REGARDING THE RESTATEMENT OF SEGMENTS FOR 2002 TO REFLECT ORGANIZATIONAL AND REPORTING CHANGES


As an additional service for investors and analysts to ensure comparability with the 1Q2003 results, we are providing the segment numbers for 2002 as they have been restated to reflect
(1) changes in the Group's organizational structure,
(2) changes in management responsibility,
(3) a change in the capital allocation framework, and
(4) changes in the format of segment disclosure, all of which came into effect from the beginning of 2003.


(1) CHANGES IN THE ORGANIZATIONAL STRUCTURE

   {circle} As of 1 January 2003 the Group completed the realignment of its Private Clients and Asset Management Group Division (PCAM). PCAM was re- segmented from the three corporate divisions Asset Management, Private Banking and Personal Banking into the two new corporate divisions Asset and Wealth Management (AWM) and Private & Business Clients (PBC). The corporate division Asset and Wealth Management incorporates the former Asset Management Corporate Division and a new business division called Private Wealth Management, which globally focuses on serving Private Banking clients classified as ultra high net worth individuals (UHNW). Within the new corporate division Private & Business Clients, the former Personal Banking clients, Private Banking clients not classified as UHNW as well as small corporate customers have been combined. This new corporate division serves private individuals, affluent clients, and small business clients in line with their needs in the Group's key markets.

   {circle} Until 31 December 2002 the Group had a service function called DB
            Services that provided corporate services, information technology, consulting and transaction services to the entire organization. As of 1 January 2003, these service functions were moved into the group divisions and the Corporate Center. The goal of this realignment is to incorporate the business-related activities directly into the relevant business area.



(2) CHANGES IN MANAGEMENT RESPONSIBILITY

The following significant changes in management responsibility have been imple-mented during the first quarter of 2003:

{circle} The Private Client Services business was transferred from the Corporate
         Banking and Securities Corporate Division (part of Corporate and Investment Bank Group Division (CIB)) to the Asset and Wealth Management Corporate Division (part of PCAM Group Division).

                                      A 4

{circle} In connection with the realignment of PCAM, small corporate German customers, which had been assigned to CIB before, were transferred to Private & Business Clients.

{circle} The Private Equity Fund of Funds Group, formerly reported under the
         Group Division Corporate Investments joined "Deutsche Asset Management", which is part of PCAM. In addition the third party funds business in Australia was transferred from Corporate Investments to Asset Management.

{circle} The Italian financial advisor network ("Finanza & Futuro Banca"), previously reported under Asset Management, was transferred to Private & Business Clients.


(3) CHANGE IN THE CAPITAL ALLOCATION FRAMEWORK

The Group further refined its framework of allocating average active equity to the segments. The overriding objective remains to link the allocation mechanism with the economic risk position of a segment.

Hence, to further increase the risk sensitivity of the framework, the Group decided to include goodwill and other intangible assets along with economic capital as additional driver of the book equity allocation.

For the restated full-year 2002 this meant that the Eur 3.8 bn average active equity formerly booked in "Adjustments" has now been allocated to the segments.


(4) CHANGES IN THE FORMAT OF SEGMENT DISCLOSURE

The most significant changes are as follows:

{circle} We are now disclosing "other items" and "underlying pre-tax profit" as well as the ratios "underlying cost/income ratio" and "underlying RoE" (pre-tax) for our segments.

{circle} We now include severance payments and minority interest in our "under-lying pre-tax profit", which is defined as income before income taxes excluding "other items", goodwill impairment and restructuring activities.

{circle} We, therefore, now separately disclose goodwill impairment, restructuring activities, minority interest and severance payments in order to provide more transparency. Previously we had combined these items under the definition "nonoperating costs".

{circle} The "operating cost base" is now defined as noninterest expenses less provision for off-balance sheet positions (reclassified to "provision for credit losses"), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

                                      A 5

{circle} We have refined some revenue components to reflect current business practice. For instance, we no longer disclose revenues from our insurance business separately, as we sold the major part of it in 2Q2002.



None of the changes mentioned above have an impact on the Group's consolidated income statement and balance sheet.



Attached to this Release are eight tables with the restated segment numbers for 2002 (attachments D 1 to D 8).

In these tables, as well as in the 1Q2003 segmental results published today, we use the following terms with the following meanings with respect to each segment:

OPERATING COST BASE: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill impairment and "other items" referred to in the table for such segment.

UNDERLYING COST/INCOME RATIO IN %: Operating cost base as a percentage of total net revenues excluding other items (if applicable for the revenue section), net of policyholder benefits and claims. COST/INCOME RATIO IN %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

AVERAGE ACTIVE EQUITY: The portion of our adjusted average total shareholders' equity that has been allocated to a segment pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes accumulated due to changes in effective tax rates and the reversing effect and average dividends.

UNDERLYING ROE IN %: Underlying pre-tax profit (annualized) as a percentage of average active equity. ROE IN %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Our management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of our business segments. We are disclosing such measures to provide investors and analysts with further insight into how our management operates our business and to enable them to better understand our discussion of segmental results.

                                       A 6

IV.  LIST OF ATTACHMENTS


PLEASE FIND ENCLOSED THE FOLLOWING ATTACHMENTS TO THIS RELEASE:

B 1 - B 26:  Excerpts from the Interim Report as of 31 March 2003
C 1 - C 2:   Reconciliation of reported and underlying results
             for Deutsche Bank Group
D 1 - D 8:   Restatement of 2002 segment numbers




This Investor Relations Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this Investor Relations Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the enivsaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

                                      A 7

DISCUSSION OF RESULTS

INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES

Income before income tax expense and cumulative effect of accounting changes was [e] 234 million in the first quarter of 2003, compared to [e] 1.3 billion in the first quarter of 2002, and [e] 237 million in the fourth quarter of 2002. Based on the regular review of principal investments, and taking into account the difficult market conditions in the first quarter of 2003, we recorded certain net charges in the quarter of [e] 718 million. The first quarter of 2002 results reflected gains on the industrial holdings portfolio of [e] 1.0 billion partially offset by restructuring charges of [e] 340 million. The fourth quarter of 2002 results included net gains on industrial holdings totaling [e] 533 million offset by write-downs and losses on investments, net losses from businesses sold/held for sale and goodwill impairment totaling [e] 465 million. The net charges of [e] 718 million in the first quarter of 2003 can be summarized as follows:

in [e] m.
--------------------------------------------------------------------------------
Net gains (losses) on securities available for sale                        (392)
--------------------------------------------------------------------------------
Net loss from equity method investments                                    (638)
--------------------------------------------------------------------------------
Other revenues: net gains from businesses sold/held for sale                503
--------------------------------------------------------------------------------
Other revenues: net write-downs on private equity investments               (77)
--------------------------------------------------------------------------------
Goodwill impairment                                                        (114)
--------------------------------------------------------------------------------

These items are discussed below in more detail in the respective sections of this "Discussion of Results".

NET INCOME (LOSS)

Net loss in the first quarter of 2003 was [e] 219 million, compared to net income of [e] 597 million in the first quarter of 2002 and a net loss of [e] 105 million in the fourth quarter of 2002, decreases of [e] 816 million and [e] 114 million, respectively. The net loss in the first quarter of 2003 reflected income tax expense of [e] 453 million, including [e] 30 million from the reversing effect of the tax credit recorded in 1999 and 2000 for the German tax law changes. Most of the [e] 718 million of net charges recorded in the quarter (detailed above) are not tax deductible, resulting in income tax expense exceeding income before income taxes.

NET INTEREST REVENUES

Net interest revenues totaled [e] 1.3 billion in the first quarter of 2003, compared to [e] 1.7 billion in the first quarter of 2002 and [e] 1.4 billion in the fourth quarter of 2002. The principal reasons for the decline compared to the first quarter of 2002 were the sale of most of our insurance business in the second quarter of 2002, the merger (and subsequent deconsolidation) of our mortgage bank subsidiary EUROHYPO with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in the third quarter of 2002 and the sale of most of our North American financial services business in the fourth quarter of 2002. The latter also contributed to the small decline compared to the fourth quarter of 2002.

                                       B 1

PROVISION FOR LOAN LOSSES

The provision for loan losses was [e] 380 million in the first quarter of 2003, compared to [e] 270 million in the first quarter of 2002 and [e] 480 million in the fourth quarter of 2002. The provision for loan losses is comprised of net new specific loan loss provisions, as well as provisions for smaller-balance standardized homogeneous exposures, net country risk provisions and net other inherent losses. The current quarter's provision for loan losses was primarily due to provisions raised to address the continuing deterioration in the telecommunications industry and specific loan loss provisions for certain exposures within the Americas and, to a lesser extent, our German portfolio. In addition, for off-balance sheet positions we recorded a net release of [e] 30 million in the first quarter of 2003, a net charge of [e] 114 million in the first quarter of 2002 and a net release of [e] 57 million in the fourth quarter of 2002. These items are recorded in other noninterest expenses.

COMMISSIONS AND FEE REVENUES

Commissions and fee revenues were [e] 2.3 billion in the first quarter of 2003, compared to [e] 2.6 billion in the first quarter of 2002 and [e] 2.7 billion in the fourth quarter of 2002. Due to lower client transaction volumes, brokerage fees were the largest individual contributor to the comparative decline against both prior periods, with decreases of [e] 163 million from the first quarter of 2002 and [e] 150 million from the fourth quarter of 2002. Underwriting and advisory fees for the first quarter of 2003 were [e] 343 million, a decrease of [e] 135 million compared to the first quarter of 2002, due to the continued weak equity markets. Commissions and fees from fiduciary activities and fees for other customer services were virtually unchanged from the first quarter of 2002 but down by [e] 134 million compared to the fourth quarter of 2002 mainly due to lower performance-related commissions for assets under management.

INSURANCE PREMIUMS

Insurance premiums in the first quarter of 2003 were [e] 29 million, compared to [e] 634 million in the first quarter of 2002 and [e] 32 million in the fourth quarter of 2002. The decline compared to the first quarter of 2002 was attributable to the sale in the second quarter of 2002 of most of our insurance business, including our subsidiaries in Germany, Spain, Italy and Portugal, to Zurich Financial Services. This decline was largely offset by a corresponding decline in policyholder benefits and claims reported under noninterest expenses.

                                       B 2

TRADING REVENUES NET

Trading revenues, net in the first quarter of 2003 were [e] 1.8 billion compared to [e] 1.4 billion in the first quarter of 2002 and [e] 747 million in the fourth quarter of 2002. The higher trading revenues in the first quarter of 2003 compared to the fourth quarter of 2002 were due to improvements in all trading revenue components. Under U.S. GAAP trading revenues do not include trading-related interest (i.e., interest income and funding costs related to all trading positions) and exclude results from trading in our own shares.

NET GAINS (LOSSES) ON SECURITIES AVAILABLE FOR SALE

Net losses on securities available for sale totaled [e] 396 million in the first quarter of 2003, [e] 392 million of which are highlighted in the discussion of net charges above. This compared to net gains of [e] 1.0 billion in the first quarter of 2002 and [e] 537 million in the fourth quarter of 2002. The current quarter net loss was primarily due to write-downs for other-than-temporary impairments on investments in EFG Eurobank, Fiat and mg technologies. The prior year first quarter included gross realized gains resulting from the reduction of our holdings in Munich Re and to a lesser extent in Allianz AG. The fourth quarter of 2002 included gains related to the disposal of our holdings in Deutsche Boerse AG and other investments.

NET LOSS FROM EQUITY METHOD INVESTMENTS

Net loss from equity method investments was [e] 646 million in the first quarter of 2003, [e] 638 million of which are highlighted in the discussion of net charges above. This loss compared to net losses of [e] 59 million in the first quarter of 2002 and [e] 227 million in the fourth quarter of 2002. The current period loss was primarily attributable to the write-off of our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG, amounting to [e] 490 million, and also reflected net losses from other equity method investments. The loss in the fourth quarter of 2002 included [e] 179 million related to our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG.

OTHER REVENUES

Other revenues totaled [e] 605 million in the first quarter of 2003, compared to [e] 175 million in the first quarter of 2002 and [e] 220 million in the fourth quarter of 2002. The principal contributor to the increase was a net gain of [e] 503 million from the sale of businesses and businesses held for sale. This amount includes [e] 508 million related to the sale of a substantial part of our Global Securities Services business. The fourth quarter of 2002 reflected net losses of [e] 37 million on the sale of businesses and businesses held for sale. Other revenues in the first quarter of 2003 also included [e] 77 million in write-downs of private equity investments which are highlighted in the discussion of net charges above. There were no write-downs of private equity investments in the first quarter of 2002, and the private equity net write-down for the fourth quarter of 2002 was [e] 80 million.

                                       B 3

COMPENSATION AND BENEFITS

Compensation and benefits were [e] 2.6 billion in the first quarter of 2003, a decrease of 10 % compared to the first quarter of 2002 and virtually unchanged from the fourth quarter of 2002. The decrease compared to the first quarter of 2002 was primarily due to a reduction in headcount resulting from the sale or merger of some of our businesses and restructuring activities carried out to date, partly offset by increased headcount from the integration of the Scudder/RREEF businesses.

POLICYHOLDER BENEFITS AND CLAIMS

Policyholder benefits and claims totaled [e] 28 million in the first quarter of 2003, compared to [e] 654 million in the first quarter of 2002 and [e] 30 million in the fourth quarter of 2002. The decline compared to the first quarter of 2002 was due to the aforementioned sale of most of our insurance business to Zurich Financial Services and was largely offset by a decline in insurance premium revenues.

GOODWILL IMPAIRMENT

The first quarter of 2003 included a goodwill impairment charge of [e] 114 million following recent decisions relating to the Private Equity fee-based businesses. In the fourth quarter of 2002, we recorded a goodwill impairment charge of [e] 62 million related to a significant portion of the Private Equity reporting unit, which was then classified as held for sale.

RESTRUCTURING ACTIVITIES

There were no new restructuring charges in the first quarter of 2003, but the quarter included a [e] 2 million release of restructuring reserves accrued in the prior year. Restructuring activities of [e] 340 million were recorded in the first quarter of 2002, of which [e] 246 million was reflected in Private Clients and Asset Management, [e] 93 million in Corporate and Investment Bank and [e] 1 million in Corporate Investments. The restructuring covered a broad range of measures primarily to streamline our branch network in Germany, as well as our infrastructure. A total of approximately 2,100 employees were impacted by these restructuring programs, which were completed by the first quarter of 2003.

                                       B 4

REMAINDER OF NON-INTEREST EXPENSES

The remainder of noninterest expenses was [e] 1.7 billion in the first quarter of 2003, compared to [e] 2.1 billion in the first quarter of 2002 and [e] 2.0 billion in the fourth quarter of 2002. The sale and merger of some of our businesses contributed to the decline compared to both periods. Also contributing to the decrease compared to the first quarter of 2002 were, among other items, lower expenses for IT, communication and data services and reduced provision for off-balance sheet positions. These declines were partially offset by an increase in net occupancy expenses due to the integration of the Scudder/RREEF businesses and provisions related to sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses.

INCOME TAX EXPENSE

Income tax expense before the reversal of the benefit from tax rate changes in prior years was [e] 423 million in the first quarter of 2003, compared to [e] 6 million in the first quarter of 2002 and [e] 228 million in the fourth quarter of 2002. The income tax expense in the first quarter of 2003 was 181 % of pre-tax income due to the non-tax-deductibility of most of the gross charges included in the [e] 718 million of net charges recorded in the quarter (detailed above). The income tax expense in the first quarter of 2002 was less than 1 % of pre-tax income mainly due to the fact that pre-tax income included over [e] 1 billion in tax-exempt gains on sales of available for sale equity-securities. In addition to these effects, income tax benefits on unrealized gains on available for sale equity-securities, which were recorded when income tax laws changed making gains on equity security sales tax exempt, were reversed as an income tax expense when the securities were actually sold. The income tax expense related to these sales was [e] 30 million in the first quarter of 2003, [e] 704 million in the first quarter of 2002 and [e] 114 million in the fourth quarter of 2002.

CUMULATIVE EFFECT OF ACCCOUNTING CHANGES, NET OF TAX

Cumulative effect of accounting changes, net of tax, in 2002 represented the effects from the implementation of the accounting standards SFAS 141 and 142 resulting in the recognition of income (net of tax) of [e] 37 million from the required elimination of negative goodwill in the first quarter of 2002.


SEGMENTAL RESULTS OF OPERATIONS

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to our results. For the reconciliation of the results of the segments to our consolidated results, please refer to page B 26.

                                       B 5

In the segmental results of operations, we use the following terms with the following meanings with respect to each segment:

- OPERATING COST BASE: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

- UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill impairment and "other items" referred to in the table for such segment.

- UNDERLYING COST/INCOME RATIO IN %: Operating cost base as a percentage of total net revenues excluding other items (if applicable for the revenue section), net of policyholder benefits and claims. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

- AVERAGE   ACTIVE   EQUITY:   The  portion  of  our  adjusted  average   total
shareholders' equity that has been allocated to a segment pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes accumulated due to changes in effective tax rates and the reversing effect and average dividends.

- UNDERLYING ROE IN %: Underlying pre-tax profit (annualized) as a percentage of average active equity. RoE in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Our management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of our business segments. We are disclosing such measures to provide investors and analysts with further insight into how our management operates our business and to enable them to better understand our discussion of segmental results.

                                       B 6

CORPORATE AND INVESTMENT BANK GROUP DIVISION

CORPORATE AND INVESTMENT BANK                           Three months ended      % change from
GROUP DIVISION                             ---------------------------------------------------
                                               Mar 31,   Dec 31,   Mar 31,      4Q02      1Q02
in [e] m., except where indicated                 2003      2002      2002
==============================================================================================
    Origination (equity)                            48      114       (55)      (58)      N/M
    Origination (debt)                             165      103       133        61         24
Origination                                        213      217        78        (2)       172
-----------------------------------------------------------------------------------------------
    Sales & Trading (equity)                       594      712       634       (17)        (6)
    Sales & Trading (debt and other products)    1,764    1,054     1,783        67         (1)
Sales & Trading                                  2,358    1,766     2,417        34         (2)
-----------------------------------------------------------------------------------------------
Advisory                                           120      145       122       (18)        (2)
-----------------------------------------------------------------------------------------------
Loan products                                      469      428       617         9        (24)
-----------------------------------------------------------------------------------------------
Transaction services                               525      611       695       (14)       (24)
-----------------------------------------------------------------------------------------------
Other                                              445     (95)      (93)       N/M        N/M
===============================================================================================
TOTAL NET REVENUES                               4,130    3,072     3,836        34          8
===============================================================================================
Provision for loan losses                          260      394       169       (34)        54
-----------------------------------------------------------------------------------------------
Provision for off-balance sheet positions          (31)     (48)      114       (35)       N/M
===============================================================================================
TOTAL PROVISION FOR CREDIT LOSSES                  229      346       283       (34)       (19)
===============================================================================================
Operating cost base                              2,455    2,464     2,891         -        (15)
-----------------------------------------------------------------------------------------------
Minority interest                                    3        3         6       (49)       (66)
-----------------------------------------------------------------------------------------------
Restructuring activities                            (2)     (16)        93      (90)       N/M
-----------------------------------------------------------------------------------------------
Goodwill impairment                                  -        -         -       N/M        N/M
===============================================================================================
TOTAL NONINTEREST EXPENSES 1                     2,456    2,451     2,990         -        (18)
===============================================================================================
Therein: Severance payments                         68       18        31       N/M        120
===============================================================================================
INCOME BEFORE INCOME TAXES                       1,445      275       563       N/M        157
===============================================================================================
Underlying pre-tax profit                          935      259       656       N/M         43
-----------------------------------------------------------------------------------------------

OTHER ITEMS:
-----------------------------------------------------------------------------------------------
Net gain on the sale of
Global Securities Services business                508        -         -        -           -
-----------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
-----------------------------------------------------------------------------------------------
Cost/income ratio in %                              59        80        78 (21) ppt    (19) ppt
-----------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                   68        80        75 (12) ppt     (7) ppt
-----------------------------------------------------------------------------------------------
Assets                                         680,984   642,127         *        6         N/M
-----------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk positions)   155,914   155,265   186,764        -        (17)
-----------------------------------------------------------------------------------------------
Average active equity                           14,870    16,097    16,862       (8)       (12)
-----------------------------------------------------------------------------------------------
RoE in %                                            39         7        13    32 ppt     26 ppt
-----------------------------------------------------------------------------------------------
Underlying RoE in %                                 25         6        16    19 ppt      9 ppt
-----------------------------------------------------------------------------------------------


N/M - Not meaningful
ppt - percentage points
1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
* Not applicable.

                                       B 7

The Corporate and Investment Bank (CIB) generated income before income taxes of [e] 1.4 billion in the first quarter of 2003, improving by [e] 882 million over the same period of 2002. This improvement included a gain of [e] 508 million on the sale of a substantial part of our Global Securities Services business and also reflected reductions in noninterest expenses. The first quarter of 2002 was impacted by a loss from a single block trade and restructuring activities. The first quarter of 2003 result improved by [e] 1.2 billion over the fourth quarter of 2002 ([e] 662 million excluding the above-mentioned gain on the sale of a business) mainly due to strong debt sales and trading revenues and lower provision for credit losses.





























                                       B 8

CORPORATE BANKING & SECURITIES CORPORATE DIVISION

CORPORATE BANKING & SECURITIES                             Three months ended       % change from
CORPORATE DIVISION                          -----------------------------------------------------
                                                  Mar 31,   Dec 31,   Mar 31,      4Q02      1Q02
in [e] m., except where indicated                    2003      2002      2002
==================================================================================================
    Origination (equity)                               48       114       (55)      (58)      N/M
    Origination (debt)                                165       103       133        61        24
Origination                                           213       217        78        (2)      172
--------------------------------------------------------------------------------------------------
    Sales & Trading (equity)                          594       712       634       (17)       (6)
    Sales & Trading (debt and other products)       1,764     1,054     1,783        67        (1)
Sales & Trading                                     2,358     1,766     2,417        34        (2)
--------------------------------------------------------------------------------------------------
Advisory                                              120       145       122       (18)       (2)
--------------------------------------------------------------------------------------------------
Loan products                                         469       428       617         9       (24)
--------------------------------------------------------------------------------------------------
Other                                                 (63)      (95)      (93)      (34)      (33)
==================================================================================================
TOTAL NET REVENUES                                  3,097     2,461     3,141        26        (1)
==================================================================================================
Provision for loan losses                             250       380       175       (34)       44
--------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions             (15)       (2)       54       N/M       N/M
==================================================================================================
TOTAL PROVISION FOR CREDIT LOSSES                     236       378       229       (38)        3
==================================================================================================
Operating cost base                                 1,986     1,964     2,321         1       (14)
--------------------------------------------------------------------------------------------------
Minority interest                                       3         3         5       (49)      (60)
--------------------------------------------------------------------------------------------------
Restructuring activities                                -        (8)       93       N/M       N/M
--------------------------------------------------------------------------------------------------
Goodwill impairment                                     -         -         -       N/M       N/M
==================================================================================================
TOTAL NONINTEREST EXPENSES 1                        1,989     1,959     2,419         2       (18)
==================================================================================================
Therein: Severance payments                            63        19        27       N/M       137
==================================================================================================
INCOME BEFORE INCOME TAXES                            873       124       493       N/M        77
==================================================================================================
Underlying pre-tax profit                             872       116       586       N/M        49
--------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------
Cost/income ratio in %                                 64        80        77  (16) ppt  (13) ppt
--------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                      64        80        74  (16) ppt  (10) ppt
--------------------------------------------------------------------------------------------------
Assets                                            673,562   629,975         *         7       N/M
--------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk positions)      142,003   142,316    169,143        -       (16)
--------------------------------------------------------------------------------------------------
Average active equity                              13,470    14,261     14,637       (6)       (8)
--------------------------------------------------------------------------------------------------
RoE in %                                               26         3         13    23 ppt    13 ppt
------------------------------------------------------------------------------- ------------------
Underlying RoE in %                                    26         3         16    23 ppt    10 ppt
--------------------------------------------------------------------------------------------------


N/M - Not meaningful
ppt - percentage points
1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
* Not applicable.

                                      B 9

Corporate Banking & Securities (CB&S) reported income before income taxes of [e] 873 million compared to [e] 493 million in the same period of 2002 and [e] 124 million in the fourth quarter of 2002.
Revenues of [e] 3.1 billion in the first quarter of 2003 were essentially the same as those in the first quarter of 2002 and increased by [e] 636 million compared to the fourth quarter of 2002. Equities and related products businesses have continued to experience low customer volumes. Equity origination revenues of [e] 48 million reflected the low level of market activity compared to revenues of [e] 114 million in the fourth quarter of 2002. Equity origination revenues and sales and trading revenues (equity) in the first quarter of 2002 were impacted by the previously-mentioned block trade loss. Sales and trading revenues (debt and other products) of [e] 1.8 billion were comparable to the high revenue level for this product in the first quarter of 2002 and increased by [e] 710 million compared to the fourth quarter of 2002. Advisory revenues were relatively constant in all periods in a generally weak market environment. Loan product revenues decreased compared to the first quarter of 2002 reflecting reduced loan volumes as well as the ongoing decline of interest margins.
Total provision for credit losses was essentially the same as in the first quarter of 2002 and decreased by [e] 142 million compared to the fourth quarter of 2002. The total provision for credit losses of [e] 236 million in the first quarter of 2003 reflected the continuing deterioration in the telecommunications industry and specific loan loss provisions for certain exposures within the Americas and, to a lesser extent, our German portfolio.
Noninterest expenses of [e] 2.0 billion in the first quarter of 2003 decreased by [e] 430 million compared to the first quarter of 2002 mainly due to reductions in the operating cost base, reflecting the benefit of ongoing cost initiatives across all businesses. Also contributing to the comparative decline was a restructuring charge in the first quarter of 2002. The small increase in noninterest expenses by [e] 30 million compared to the fourth quarter of 2002 was primarily attributable to higher severance payments.









                                      B 10

GLOBAL TRANSACTION BANKING CORPORATE DIVISION

GLOBAL TRANSACTION BANKING                                 Three months ended      % change from
CORPORATE DIVISION                           ----------------------------------------------------
                                                   Mar 31,  Dec 31,   Mar 31,      4Q02      1Q02
in [e] m., except where indicated                     2003     2002      2002
=================================================================================================
Transaction services                                   525      611       695      (14)      (24)
-------------------------------------------------------------------------------------------------
Other                                                  508        -         -      N/M       N/M
=================================================================================================
TOTAL NET REVENUES                                   1,033      611       695       69        49
=================================================================================================
Provision for loan losses                               10       14        (6)     (30)      N/M
-------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions              (16)     (46)       60      (64)      N/M
=================================================================================================
TOTAL PROVISION FOR CREDIT LOSSES                       (7)     (32)       54      (79)      N/M
=================================================================================================
Operating cost base                                    469      500       570       (6)      (18)
-------------------------------------------------------------------------------------------------
Minority interest                                        -        -         1      N/M       N/M
-------------------------------------------------------------------------------------------------
Restructuring activities                                (2)      (8)        -      (82)      N/M
-------------------------------------------------------------------------------------------------
Goodwill impairment                                      -        -         -      N/M       N/M
=================================================================================================
TOTAL NONINTEREST EXPENSES 1                           467      492       571       (5)      (18)
=================================================================================================
Therein: Severance payments                              5       (1)        4      N/M        14
=================================================================================================
INCOME BEFORE INCOME TAXES                             572      151        70      N/M       N/M
=================================================================================================
Underlying pre-tax profit                               63      143        70      (56)      (10)
-------------------------------------------------------------------------------------------------

OTHER ITEMS:
-------------------------------------------------------------------------------------------------
Net gain on the sale of
Global Securities Services business                    508        -         -        -         -
-------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
-------------------------------------------------------------------------------------------------
Cost/income ratio in %                                  45       81        82  (36) ppt  (37) ppt
-------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                       89       82        82     7 ppt     7 ppt
-------------------------------------------------------------------------------------------------
Assets                                              22,322   25,098         *      (11)      N/M
-------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk positions)        13,911   12,949    17,620        7       (21)
-------------------------------------------------------------------------------------------------
Average active equity                                1,399    1,837     2,225      (24)      (37)
-------------------------------------------------------------------------------------------------
RoE in %                                               164       33        13   131 ppt   151 ppt
-------------------------------------------------------------------------------------------------
Underlying RoE in %                                     18       31        13  (13) ppt     5 ppt
-------------------------------------------------------------------------------------------------


N/M - Not meaningful
ppt - percentage points
1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
* Not applicable.

                                      B 11

Global Transaction Banking's income before income taxes was [e] 572 million in the first quarter of 2003, an increase of [e] 502 million compared to the same period of 2002 and [e] 421 million compared to the fourth quarter of 2002.
Net revenues of [e] 1.0 billion in the first quarter of 2003 included a gain of [e] 508 million on the sale of a substantial part of our Global Securities Services business to State Street Corporation. Adjusted for this gain, net revenues declined by [e] 170 million compared to the first quarter of 2002 and by [e] 86 million compared to the fourth quarter of 2002 primarily as a result of the reduced revenue base resulting from the sale of this business. Lower levels of interest rate margins and transaction volumes also contributed to the decline.
Provision for credit losses was a net release of [e] 7 million compared to a net provision of [e] 54 million in the first quarter of 2002, with the latter reflecting a charge for a single customer in Germany.
Noninterest expenses of [e] 467 million in the first quarter of 2003 declined by [e] 104 million compared to the same period last year and by [e] 25 million compared to the fourth quarter of 2002. The decline reflected a lower operating cost base after the sale of a substantial part of our Global Securities Services business as well as the benefits of the cost saving initiatives undertaken in the division.

















                                      B 12

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

PRIVATE CLIENTS AND ASSET MANAGEMENT                       Three months ended       % change from
GROUP DIVISION                              ------------------------------------------------------
                                                  Mar 31,   Dec 31,    Mar 31,     4Q02      1Q02
in [e] m., except where indicated                    2003      2002       2002
==================================================================================================
Portfolio/fund management                             616       729        510      (15)       21
--------------------------------------------------------------------------------------------------
Brokerage                                             427       351        432       21        (1)
--------------------------------------------------------------------------------------------------
Loans/deposits                                        597       609        615       (2)       (3)
--------------------------------------------------------------------------------------------------
Payments, account & remaining financial services      190       207        202       (8)       (6)
--------------------------------------------------------------------------------------------------
Other                                                 160       287        880      (44)      (82)
==================================================================================================
TOTAL NET REVENUES                                  1,990     2,183      2,639       (9)      (25)
==================================================================================================
Provision for loan losses                             100        45         54      121        87
--------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions               1        (1)         -      N/M       N/M
==================================================================================================
TOTAL PROVISION FOR CREDIT LOSSES                     101        44         54      127        89
==================================================================================================
Operating cost base                                 1,604     1,719      1,762       (7)       (9)
--------------------------------------------------------------------------------------------------
Policyholder benefits and claims                        8        11        640      (23)      (99)
--------------------------------------------------------------------------------------------------
Minority interest                                       3         8         18      (63)      (83)
--------------------------------------------------------------------------------------------------
Restructuring activities                                -        (6)       246      N/M       N/M
--------------------------------------------------------------------------------------------------
Goodwill impairment                                     -         -          -      N/M       N/M
==================================================================================================
TOTAL NONINTEREST EXPENSES 1                        1,615     1,732      2,666       (7)      (39)
==================================================================================================
Therein: Severance payments                            31        38         21      (17)       50
==================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                     274       407        (81)     (33)      N/M
==================================================================================================
Underlying pre-tax profit                             231       414        165      (44)       40
--------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------
Net gain from businesses disposed                      43       (13)         -        -         -
--------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------
Cost/income ratio in %                                 81        79        101     2 ppt  (20) ppt
--------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                      83        79         88     4 ppt   (5) ppt
--------------------------------------------------------------------------------------------------
Assets                                            108,191   109,394          *       (1)      N/M
--------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk positions)       62,181    59,492     58,620        5         6
--------------------------------------------------------------------------------------------------
Average active equity                               8,075     8,123      6,357       (1)       27
--------------------------------------------------------------------------------------------------
RoE in %                                               14        20         (5)  (6) ppt    19 ppt
--------------------------------------------------------------------------------------------------
Underlying RoE in %                                    11        20         10   (9) ppt     1 ppt
--------------------------------------------------------------------------------------------------

RESULTS OF SOLD INSURANCE AND RELATED ACTIVITIES:
==================================================================================================
NET REVENUES                                            -       (13)       755        -         -
==================================================================================================
Operating cost base                                     -         -         97        -         -
--------------------------------------------------------------------------------------------------
Policyholder benefits and claims                        -         -        629        -         -
--------------------------------------------------------------------------------------------------
Minority interest                                       -         -          4        -         -
==================================================================================================
TOTAL NONINTEREST EXPENSES 1                            -         -        730        -         -
==================================================================================================
Therein: Severance payments                             -         -          1        -         -
==================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                       -       (13)        25        -         -
==================================================================================================


N/M - Not meaningful
ppt - percentage points
1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
* Not applicable.

                                      B 13

Income before income taxes of our Private Clients and Asset Management Group Division (PCAM) was [e] 274 million in the first quarter of 2003.
The significant increase of [e] 355 million compared to the same period of 2002 was primarily attributable to restructuring charges incurred in the first quarter of 2002. Also contributing to the increase were reductions in the operating cost base as well as a gain of [e] 43 million from the sale of most of our Passive Asset Management business in the first quarter of 2003.
Income before income taxes decreased by [e] 133 million compared to the fourth quarter of 2002, which included higher revenues from real estate activities.





























                                      B 14

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION

ASSET AND WEALTH MANAGEMENT                                 Three months ended      % change from
CORPORATE DIVISION                          ------------------------------------------------------
                                                  Mar 31,   Dec 31,    Mar 31,     4Q02      1Q02
in [e] m., except where indicated                    2003      2002       2002
==================================================================================================
    Portfolio/fund management (AM)                    511       598        362      (15)       41
    Portfolio/fund management (PWM)                    70        78         81      (10)      (14)
Portfolio/fund management                             581       676        443      (14)       31
--------------------------------------------------------------------------------------------------
Brokerage                                             153       156        185       (2)      (17)
--------------------------------------------------------------------------------------------------
Loans/deposits                                         35        41         43      (14)      (18)
--------------------------------------------------------------------------------------------------
Payments, account & remaining financial services       3          3          2       19        27
--------------------------------------------------------------------------------------------------
Other                                                115        190         58      (39)      100
==================================================================================================
TOTAL NET REVENUES                                   887      1,066        731      (17)       21
==================================================================================================
Provision for loan losses                              4          2          -      170       N/M
--------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions              -          -          -      N/M       N/M
==================================================================================================
TOTAL PROVISION FOR CREDIT LOSSES                      5          2          -      N/M       N/M
==================================================================================================
Operating cost base                                  723        796        673       (9)        7
--------------------------------------------------------------------------------------------------
Policyholder benefits and claims                       8         11         11      (23)      (21)
--------------------------------------------------------------------------------------------------
Minority interest                                      3          7         13      (62)      (77)
--------------------------------------------------------------------------------------------------
Restructuring activities                               -         (5)         3      N/M       N/M
--------------------------------------------------------------------------------------------------
Goodwill impairment                                    -          -          -      N/M       N/M
==================================================================================================
TOTAL NONINTEREST EXPENSES 1                         734        809        700       (9)        5
==================================================================================================
Therein: Severance payments                            9         31          9      (71)        3
==================================================================================================
INCOME BEFORE INCOME TAXES                           148        255         31      (42)      N/M
==================================================================================================
Underlying pre-tax profit                            105        250         35      (58)      N/M
--------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------
Net gain on the sale of Passive Asset
Management business                                   43          -         -         -         -
--------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------
Cost/income ratio in %                                83         76         96     7 ppt  (13) ppt
--------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                     87         75         93    12 ppt   (6) ppt
--------------------------------------------------------------------------------------------------
Assets                                            34,892     37,559          *       (7)      N/M
--------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk positions)      12,816     11,750     12,800        9         -
--------------------------------------------------------------------------------------------------
Average active equity                              6,627      6,726      4,904       (1)        35
--------------------------------------------------------------------------------------------------
RoE in %                                               9         15          3   (6) ppt     6 ppt
--------------------------------------------------------------------------------------------------
Underlying RoE in %                                    6         15          3   (9) ppt     3 ppt
--------------------------------------------------------------------------------------------------


N/M - Not meaningful
ppt - percentage points
1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
* Not applicable.

                                      B 15

Our Asset and Wealth Management Corporate Division recorded income before income taxes of [e] 148 million, an increase of [e] 117 million compared to the first quarter of 2002 and a decrease of [e] 107 million compared to the fourth quarter of 2002.
Net revenues of [e] 887 million in the first quarter of 2003 were [e] 156 million higher than those of the first quarter of 2002. Primary reasons for the increase were the impact of the Scudder/RREEF acquisitions in the second quarter of 2002 and a gain of [e] 43 million on the sale of most of our Passive Asset Management business in the first quarter of 2003. Excluding these effects, net revenues declined mainly due to lower fees from portfolio/fund management products following the sale of most of our Passive Asset Management business and the ongoing weak market conditions in the first quarter of 2003. The decrease of net revenues compared to the fourth quarter of 2002 was primarily attributable to a lower DB Real Estate deal flow and to lower performance-related fees from portfolio/fund management.
Noninterest expenses of [e] 734 million in the first quarter of 2003 increased by [e] 34 million compared to the first quarter of 2002. The consolidation effect of Scudder/RREEF of approximately [e] 160 million was nearly offset by savings in almost all major cost categories. These savings were also the primary reason for the decline of [e] 75 million in noninterest expenses compared to the fourth quarter of 2002.


















                                      B 16

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION

PRIVATE & BUSINESS CLIENTS                                Three months ended        % change from
                                             -----------------------------------------------------
CORPORATE DIVISION                                Mar 31,   Dec 31,   Mar 31,      4Q02      1Q02
in [e] m., except where indicated                    2003      2002      2002
==================================================================================================
Portfolio/fund management                              35        53        67       (33)      (47)
--------------------------------------------------------------------------------------------------
Brokerage                                             274       195       247        40        11
--------------------------------------------------------------------------------------------------
Loans/deposits                                        561       568       572        (1)       (2)
--------------------------------------------------------------------------------------------------
Payments, account & remaining financial services      187       204       200        (8)       (7)
--------------------------------------------------------------------------------------------------
Other                                                  46        97       822       (53)      (94)
==================================================================================================
TOTAL NET REVENUES                                  1,103     1,117     1,908        (1)      (42)
==================================================================================================
Provision for loan losses                              96        44        54       119        78
--------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions               1        (1)        -       N/M       N/M
==================================================================================================
TOTAL PROVISION FOR CREDIT LOSSES                      96        43        54       125        79
==================================================================================================
Operating cost base                                   881       923     1,089        (4)      (19)
--------------------------------------------------------------------------------------------------
Policyholder benefits and claims                        -         -       629       N/M       N/M
--------------------------------------------------------------------------------------------------
Minority interest                                       -         -         5       N/M       N/M
--------------------------------------------------------------------------------------------------
Restructuring activities                                -        (1)      243       N/M       N/M
--------------------------------------------------------------------------------------------------
Goodwill impairment                                     -         -         -       N/M       N/M
==================================================================================================
TOTAL NONINTEREST EXPENSES1                           881       922     1,966        (4)      (55)
==================================================================================================
Therein: Severance payments                            22         7        12       N/M        83
==================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                     126       152      (112)      (17)      N/M
==================================================================================================
Underlying pre-tax profit                             126       164       130       (23)       (4)
--------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------
Net gain on the sale of insurance business              -       (13)        -         -         -
--------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------
Cost/income ratio in %                                 80        83        103   (3) ppt  (23) ppt
--------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                      80        82         85   (2) ppt   (5) ppt
--------------------------------------------------------------------------------------------------
Assets                                             75,737    73,846          *        3       N/M
--------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk positions)       49,365    47,743     45,820        3         8
--------------------------------------------------------------------------------------------------
Average active equity                               1,448     1,397      1,453        4         -
--------------------------------------------------------------------------------------------------
RoE in %                                               35        44        (31)  (9) ppt    66 ppt
--------------------------------------------------------------------------------------------------
Underlying RoE in %                                    35        47         36  (12) ppt   (1) ppt
--------------------------------------------------------------------------------------------------

RESULTS OF SOLD INSURANCE AND RELATED ACTIVITIES:
==================================================================================================
NET REVENUES                                            -       (13)       755        -         -
==================================================================================================
Operating cost base                                     -         -         97        -         -
--------------------------------------------------------------------------------------------------
Policyholder benefits and claims                        -         -        629        -         -
--------------------------------------------------------------------------------------------------
Minority interest                                       -         -          4        -         -
==================================================================================================
TOTAL NONINTEREST EXPENSES1                             -         -        730        -         -
==================================================================================================
Therein: Severance payments                             -         -          1        -         -
==================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                       -       (13)        25        -         -
==================================================================================================


N/M - Not meaningful
ppt - percentage points
1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
* Not applicable.

                                      B 17

Income before income taxes of [e] 126 million in our Private & Business Clients Corporate Division represented an increase of [e] 238 million compared to the first quarter of 2002, which included restructuring charges primarily for measures to streamline our branch network in Germany. Income before income taxes declined by [e] 26 million compared to the fourth quarter of 2002 mainly due to higher provision for loan losses.

Net revenues were [e] 1.1 billion in the first quarter of 2003, a decline of [e] 805 million compared to the first quarter of 2002, which included revenues of [e] 755 million from insurance and related activities. These businesses were sold in the second quarter of 2002.

The provision for credit losses of [e] 96 million in the first quarter of 2003 mainly reflected the impact of a deteriorating overall economic environment on the individual financial situation of some of our customers.

Noninterest expenses of [e] 881 million declined by [e] 1.1 billion compared to the first quarter of 2002, which included a combined [e] 973 million for policyholder benefits and claims, other expenses related to the sold insurance and related activities as well as restructuring charges. The operating cost base (excluding the sold insurance business) of [e] 881 million declined by [e] 111 million compared to the first quarter of 2002 and by [e] 42 million compared to the fourth quarter of 2002. This decline shows the benefits of the division's cost reduction initiatives and the restructuring activities in Germany carried out to date.















                                      B 18

CORPORATE INVESTMENTS GROUP DIVISION

CORPORATE INVESTMENTS                                      Three months ended       % change from
                                             -----------------------------------------------------
GROUP DIVISION                                    Mar 31,   Dec 31,   Mar 31,      4Q02      1Q02
in [e] m., except where indicated                    2003      2002      2002
==================================================================================================
NET REVENUES                                       (1,068)       52     1,154       N/M       N/M
==================================================================================================
Provision for loan losses                              20        39        48       (49)      (59)
--------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions               -        (7)        -       N/M       N/M
==================================================================================================
TOTAL PROVISION FOR CREDIT LOSSES                      20        32        48       (36)      (58)
==================================================================================================
Operating cost base                                   239       330       307       (28)      (22)
--------------------------------------------------------------------------------------------------
Minority interest                                     (13)       11        (1)      N/M       N/M
--------------------------------------------------------------------------------------------------
Restructuring activities                                -         -         1       N/M       N/M
--------------------------------------------------------------------------------------------------
Goodwill impairment                                   114        62         -        84       N/M
==================================================================================================
TOTAL NONINTEREST EXPENSES1                           340       403       307       (16)       11
==================================================================================================
Therein: Severance payments                             6         8         1       (31)      N/M
==================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                  (1,428)     (383)      799       N/M       N/M
==================================================================================================
Underlying pre-tax profit                            (160)     (418)     (259)      (62)      (38)
--------------------------------------------------------------------------------------------------

OTHER ITEMS:
--------------------------------------------------------------------------------------------------
Net losses from businesses disposed/held for sale     (47)      (70)        -       (32)        -
--------------------------------------------------------------------------------------------------
Significant equity pick ups/write-downs              (715)     (366)        -        95         -
--------------------------------------------------------------------------------------------------
Net gains/losses from industrial holdings            (210)      533     1,059       N/M       N/M
--------------------------------------------------------------------------------------------------
Net losses from other securities available for sale  (182)        -         -         -         -
--------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION:
--------------------------------------------------------------------------------------------------
Cost/income ratio in %                                N/M       N/M        27       N/M       N/M
--------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                     N/M       N/M       N/M       N/M  (47) ppt
--------------------------------------------------------------------------------------------------
Assets                                             25,462    26,536         *        (4)      N/M
--------------------------------------------------------------------------------------------------
Risk-weighted positions (BIS risk positions)       18,116    19,219    54,474        (6)      (67)
--------------------------------------------------------------------------------------------------
Average active equity                               6,347     5,408     7,546        17       (16)
--------------------------------------------------------------------------------------------------
RoE in %                                              (90)      (28)       42  (62) ppt (132) ppt
--------------------------------------------------------------------------------------------------
Underlying RoE in %                                   (10)      (31)      (14)   21 ppt     4 ppt
--------------------------------------------------------------------------------------------------


N/M - Not meaningful
ppt - percentage points
1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
* Not applicable.

                                      B 19

The Corporate Investments Group Division reported a loss before income taxes of [e] 1.4 billion in the first quarter of 2003 compared to income before income taxes of [e] 799 million in the same period in 2002 and a loss before income taxes of [e] 383 million in the fourth quarter of 2002. The 2003 first quarter results included net charges of [e] 1.3 billion which are highlighted in the discussion of net charges above.

Net revenues were negative [e] 1.1 billion in the first quarter of 2003, a decrease of [e] 2.2 billion compared to the same period in 2002. Net revenues in the fourth quarter of 2002 were [e] 52 million.

Based on the regular review of principal investments, and taking into account the difficult market conditions in the first quarter of 2003, we recorded net losses of [e] 638 million from investments accounted for under the equity method. These losses comprised principally the write-off of [e] 490 million of our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG, and also reflected net losses from other equity method investments in our Private Equity portfolio. Additional net write-downs of [e] 77 million were related to other investments in our Private Equity portfolio. The continuing decline in the equity markets resulted in net losses of [e] 392 million for impairments deemed other-than-temporary on our securities available for sale portfolio with the largest losses recorded on our investments in EFG Eurobank, Fiat and mg technologies. Revenues in the first quarter of 2003 also included net losses of [e] 47 million related to sold businesses and businesses held for sale.

Net revenues in the first quarter of 2002 of [e] 1.2 billion included [e] 1.0 billion of net gains from sales from our industrial holdings portfolio. These gains primarily related to the partial sale of our stake in Munich Re and to a lesser extent to the sale of some of our interest in Allianz AG.

In the fourth quarter of 2002, net revenues of [e] 52 million were impacted by a loss of [e] 179 million from our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG, by [e] 187 million net loss from equity method investments/net write-downs mainly related to private equity investments and by net losses of [e] 70 million on the sale of businesses and businesses held for sale. These losses were offset by net gains of [e] 533 million mainly from the sale of our stakes in Deutsche Borse AG, RWE AG, Buderus AG and Continental AG as well as a gain from the reduction of our stake in Suedzucker AG.

The provision for credit losses was [e] 20 million in the first quarter of 2003 compared to [e] 48 million in the same period in 2002. The [e] 28 million decline was primarily attributable to the reduction of credit exposure related to the deemed sale of the EUROHYPO business and the sale of most of our North American financial services businesses.

                                      B 20

Total noninterest expenses increased in the first quarter of 2003 by [e] 33 million compared to the first quarter of 2002 and decreased by [e] 63 million compared to the fourth quarter of 2002. The increase was driven by a goodwill impairment charge of [e] 114 million following recent decisions relating to the private equity fee-based businesses. In contrast the operating cost base decreased by [e] 68 million after the disposal of the above-mentioned businesses and the management buyout of 80 % of our late-stage Private Equity portfolio in the first quarter of 2003. The first quarter of 2003 operating cost base included provisions of [e] 67 million related to sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses. The fourth quarter of 2002 operating cost base included a charge of [e] 60 million related to the buyout of our coinvestment plans.

In the fourth quarter of 2002, we recorded a goodwill impairment charge of [e] 62 million related to a significant portion of the Private Equity reporting unit, which was then classified as held for sale.




















                                      B 21

INCOME STATEMENT
      Deutsche Bank Group

                                                              Three months ended
INCOME STATEMENT                                        ------------------------
in [e] m.                                                    Mar 31,     Mar 31,
                                                                2003        2002
================================================================================
NET INTEREST REVENUES                                          1,306       1,725
--------------------------------------------------------------------------------
Provision for loan losses                                        380         270
================================================================================
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES            926       1,455
================================================================================
Commissions and fees from fiduciary activities                   830         842
--------------------------------------------------------------------------------
Commissions, broker's fees, markups on securities
underwriting and other securities activities                     855       1,153
--------------------------------------------------------------------------------
Fees for other customer services                                 627         640
--------------------------------------------------------------------------------
Insurance premiums                                                29         634
--------------------------------------------------------------------------------
Trading revenues, net                                          1,784       1,399
--------------------------------------------------------------------------------
Net gains (losses) on securities available for sale             (396)      1,038
--------------------------------------------------------------------------------
Net loss from equity method investments                         (646)       (59)
--------------------------------------------------------------------------------
Other revenues                                                   605         175
================================================================================
TOTAL NONINTEREST REVENUES                                     3,688       5,822
================================================================================
Compensation and benefits                                      2,582       2,872
--------------------------------------------------------------------------------
Net occupancy expense of premises                                366         326
--------------------------------------------------------------------------------
Furniture and equipment                                           42          58
--------------------------------------------------------------------------------
IT costs                                                         473         602
--------------------------------------------------------------------------------
Agency and other professional service fees                       131         201
--------------------------------------------------------------------------------
Communication and data services                                  169         175
--------------------------------------------------------------------------------
Policyholder benefits and claims                                  28         654
--------------------------------------------------------------------------------
Other expenses                                                   477         779
--------------------------------------------------------------------------------
Goodwill impairment                                              114           -
--------------------------------------------------------------------------------
Restructuring activities                                          (2)        340
================================================================================
TOTAL NONINTEREST EXPENSES                                     4,380       6,007
================================================================================
INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE EFFECT
OF ACCOUNTING CHANGES                                            234       1,270
--------------------------------------------------------------------------------
Income tax expense                                               423           6
--------------------------------------------------------------------------------
Income tax expense from the reversing effect of the
change in effective tax rate                                      30         704
================================================================================
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING
CHANGES, NET OF TAX                                             (219)        560
--------------------------------------------------------------------------------
Cumulative effect of accounting changes, net of tax                -          37
================================================================================
NET INCOME (LOSS)                                               (219)        597



                                                              Three months ended
EARNINGS PER SHARE                                      ------------------------
in [e]                                                       Mar 31,     Mar 31,
                                                                2003        2002
================================================================================
BASIC
--------------------------------------------------------------------------------
Income (loss) before cumulative effect of accounting
changes, net of tax                                            (0.37)       0.89
Cumulative effect of accounting changes, net of tax                -        0.06
--------------------------------------------------------------------------------
Reported net income (loss)                                     (0.37)       0.95
================================================================================
DILUTED
-------------------------------------------------------------------------------
Income (loss) before cumulative effect of accounting
changes, net of tax                                            (0.37)       0.88
Cumulative effect of accounting changes, net of tax                -        0.06
--------------------------------------------------------------------------------
Reported net income (loss)                                     (0.37)       0.94
================================================================================
Denominator for basic earnings per share -
weighted-average shares outstanding                      586,855,453 627,234,670
--------------------------------------------------------------------------------
Denominator for diluted earnings per share - adjusted
weighted-average shares after assumed conversions
(for Q1 2002)                                            586,855,453 632,835,531
--------------------------------------------------------------------------------


                                      B 22

BALANCE SHEET
      Deutsche Bank Group

ASSETS in [e] m.                                             Mar 31,     Dec 31,
                                                                2003        2002
================================================================================
Cash and due from banks                                        6,497       8,979
--------------------------------------------------------------------------------
Interest-earning deposits with banks                          22,659      25,691
--------------------------------------------------------------------------------
Central bank funds sold and securities purchased under
resale agreements                                            120,899     117,689
--------------------------------------------------------------------------------
Securities borrowed                                           71,278      37,569
--------------------------------------------------------------------------------
Trading assets                                               305,304     297,062
--------------------------------------------------------------------------------
Securities available for sale                                 21,026      21,619
--------------------------------------------------------------------------------
Other investments                                              9,281      10,768
--------------------------------------------------------------------------------
Loans, net                                                   167,524     167,303
--------------------------------------------------------------------------------
Premises and equipment, net                                    7,823       8,883
--------------------------------------------------------------------------------
Goodwill                                                       7,686       8,372
--------------------------------------------------------------------------------
Other intangible assets, net                                   1,338       1,411
--------------------------------------------------------------------------------
Other assets related to insurance business                     7,454       7,797
--------------------------------------------------------------------------------
Due from customers on acceptances                                 61          99
--------------------------------------------------------------------------------
Accrued interest receivable                                    3,798       4,208
--------------------------------------------------------------------------------
Other assets                                                  49,625      40,905
================================================================================
TOTAL ASSETS                                                 802,253     758,355



LIABILITIES AND SHAREHOLDERS' EQUITY                         Mar 31,     Dec 31,
in [e] m.                                                       2003        2002
================================================================================
Noninterest-bearing deposits
    Domestic offices                                          20,297      21,960
    Foreign offices                                            6,748       8,598
--------------------------------------------------------------------------------
Interest-bearing deposits
    Domestic offices                                          89,461      95,033
    Foreign offices                                          212,299     202,034
================================================================================
Total deposits                                               328,805     327,625
--------------------------------------------------------------------------------
Trading liabilities                                          140,757     131,212
--------------------------------------------------------------------------------
Central bank funds purchased and securities sold under
repurchase agreements                                        116,113      90,709
--------------------------------------------------------------------------------
Securities loaned                                             11,416       8,790
--------------------------------------------------------------------------------
Other short-term borrowings                                   15,424      11,573
--------------------------------------------------------------------------------
Acceptances outstanding                                           60          99
--------------------------------------------------------------------------------
Insurance policy claims and reserves                           8,199       8,557
--------------------------------------------------------------------------------
Accrued interest payable                                       4,299       4,668
--------------------------------------------------------------------------------
Other liabilities                                             41,073      37,695
--------------------------------------------------------------------------------
Long-term debt                                               103,408     104,055
--------------------------------------------------------------------------------
Trust preferred securities                                     2,978       3,103
--------------------------------------------------------------------------------
Obligation to purchase common shares                             278         278
================================================================================
TOTAL LIABILITIES                                            772,810     728,364
================================================================================
Common shares, no par value, nominal value of [e] 2.56         1,592       1,592
--------------------------------------------------------------------------------
Additional paid-in capital                                    11,163      11,199
--------------------------------------------------------------------------------
Retained earnings                                             21,525      22,087
--------------------------------------------------------------------------------
Common shares in treasury, at cost                            (1,576)    (1,960)
--------------------------------------------------------------------------------
Equity classified as obligation to purchase common shares       (278)      (278)
--------------------------------------------------------------------------------
Share awards                                                   1,123         955
--------------------------------------------------------------------------------
Accumulated other comprehensive income
    Deferred tax on unrealized net gains on securities
    available for sale relating to 1999 and 2000 tax rate
    changes in Germany                                        (3,013)    (3,043)
    Unrealized net gains (losses) on securities available
    for sale, net of applicable tax and other                   (169)        156
    Unrealized net gains (losses) on derivatives hedging
    variability of cash flows, net of tax                        (24)          1
    Minimum pension liability, net of tax                         (8)        (8)
    Foreign currency translation, net of tax                    (892)      (710)
================================================================================
Total accumulated other comprehensive income                  (4,106)    (3,604)
================================================================================
TOTAL SHAREHOLDERS' EQUITY                                    29,443      29,991
================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   802,253     758,355
================================================================================

                                      B 23

SEGMENT INFORMATION

SEGMENTAL RESULTS OF OPERATIONS    Corporate     Private   Corporate       Total
                                         and Clients and Investments  Management
                                  Investment       Asset               Reporting
in [e] m.                               Bank  Management
================================================================================
THREE MONTHS ENDED MAR 31, 2003
================================================================================
Net revenues                           4,130       1,990      (1,068)      5,052
================================================================================
    Provision for loan losses            260         100          20         380
--------------------------------------------------------------------------------
    Provision for off-balance
    sheet positions                      (31)          1           -        (30)
================================================================================
Total provision for credit losses        229         101          20         350
================================================================================
    Operating cost base1               2,455       1,604         239       4,298
--------------------------------------------------------------------------------
    Policyholder benefits and claims       -           8           -           8
--------------------------------------------------------------------------------
    Minority interest                      3           3         (13)        (7)
--------------------------------------------------------------------------------
    Restructuring activities              (2)          -           -         (2)
--------------------------------------------------------------------------------
    Goodwill impairment                    -           -         114         114
================================================================================
Total noninterest expenses2            2,456       1,615         340       4,411
================================================================================
    Therein: Severance payments           68          31           6         105
================================================================================
INCOME (LOSS) BEFORE INCOME TAXES      1,445         274      (1,428)        291
================================================================================

THREE MONTHS ENDED MAR 31, 2002
================================================================================
Net revenues                           3,836       2,639       1,154       7,629
================================================================================
    Provision for loan losses            169          54          48         271
--------------------------------------------------------------------------------
    Provision for off-balance
    sheet positions                      114           -           -         114
================================================================================
Total provision for credit losses        283          54          48         385
================================================================================
    Operating cost base1               2,891       1,762         307       4,960
--------------------------------------------------------------------------------
    Policyholder benefits and claims       -         640           -         640
--------------------------------------------------------------------------------
    Minority interest                      6          18          (1)         23
--------------------------------------------------------------------------------
    Restructuring activities              93         246           1         340
--------------------------------------------------------------------------------
    Goodwill impairment                    -           -           -           -
================================================================================
Total noninterest expenses2            2,990       2,666         307       5,963
================================================================================
    Therein: Severance payments           31          21           1          53
================================================================================
INCOME (LOSS) BEFORE INCOME TAXES        563         (81)        799       1,281
================================================================================

1 Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

2    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provisions for credit losses).

                                      B 24

SEGMENTAL RESULTS OF OPERATIONS          Corporate and        Private Clients
                                        Investment Bank     and Asset Mangement
                                        ----------------------------------------
                                   Corporate Global Asset and Private & Banking & Transaction Wealth Business
in [e] m.                         Securities     Banking  Management     Clients
================================================================================
THREE MONTHS ENDED MAR 31, 2003
================================================================================
Net revenues                           3,097       1,033         887       1,103
================================================================================
    Provision for loan losses            250          10           4          96
--------------------------------------------------------------------------------
    Provision for off-balance
--------------------------------------------------------------------------------
    sheet positions                     (15)        (16)           -           1
================================================================================
Total provision for credit losses        236          (7)          5          96
================================================================================
    Operating cost base1               1,986         469         723         881
--------------------------------------------------------------------------------
    Policyholder benefits and claims       -           -           8           -
--------------------------------------------------------------------------------
    Minority interest                      3           -           3           -
--------------------------------------------------------------------------------
    Restructuring activities               -          (2)          -           -
--------------------------------------------------------------------------------
    Goodwill impairment                    -           -           -           -
================================================================================
Total noninterest expenses2            1,989         467         734         881
================================================================================
    Therein: Severance payments           63           5           9          22
================================================================================
INCOME BEFORE INCOME TAXES               873         572         148         126
================================================================================

THREE MONTHS ENDED MAR 31, 2002
================================================================================
Net revenues                           3,141         695         731       1,908
================================================================================
    Provision for loan losses            175          (6)          -          54
--------------------------------------------------------------------------------
    Provision for off-balance
    sheet positions                       54          60           -           -
--------------------------------------------------------------------------------
Total provision for credit losses        229          54           -          54
--------------------------------------------------------------------------------
    Operating cost base1               2,321         570         673       1,089
--------------------------------------------------------------------------------
    Policyholder benefits and claims       -           -          11         629
--------------------------------------------------------------------------------
    Minority interest                      5           1          13           5
--------------------------------------------------------------------------------
    Restructuring activities              93           -           3         243
--------------------------------------------------------------------------------
    Goodwill impairment                    -           -           -           -
================================================================================
Total noninterest expenses2            2,419         571         700       1,966
================================================================================
    Therein: Severance payments           27           4           9          12
================================================================================
INCOME (LOSS) BEFORE INCOME TAXES        493          70          31       (112)
================================================================================

1 Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.

2    Excludes  provision  for  off-balance  sheet  positions   (reclassified  to
     provision for credit losses).

                                      B 25

RECONCILIATION OF THE RESULTS                      Total Adjustments       Total
OF TOTAL MANAGEMENT REPORTING TO THE GROUP    Management            Consolidated
in [e] m.                                      Reporting
================================================================================
THREE MONTHS ENDED MAR 31, 2003
================================================================================
Net revenues                                       5,052         (58)      4,994
================================================================================
Provision for loan losses                            380           -         380
--------------------------------------------------------------------------------
    Provision for off-balance sheet positions        (30)          -        (30)
--------------------------------------------------------------------------------
    Remaining noninterest expenses1                4,411          (1)      4,410
--------------------------------------------------------------------------------
Total noninterest expenses                         4,381          (1)      4,380
================================================================================
INCOME BEFORE INCOME TAXES                           291         (57)        234
================================================================================

--------------------------------------------------------------------------------
Assets                                           791,081      11,172     802,253
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Average active equity                             29,292          87      29,379
--------------------------------------------------------------------------------
Average unrealized gains on securities available
for sale, net of tax                                   -      (3,076)    (3,076)
--------------------------------------------------------------------------------
Average deferred taxes accumulated due to changes
in effective tax rates and the reversing effect        -       3,081       3,081
--------------------------------------------------------------------------------
Average dividends                                      -         875         875
--------------------------------------------------------------------------------
Average total shareholders' equity                29,292         967      30,259
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THREE MONTHS ENDED MAR 31, 2002
================================================================================
Net revenues                                       7,629         (82)      7,547
================================================================================
Provision for loan losses                            271          (1)        270
--------------------------------------------------------------------------------
    Provision for off-balance sheet positions        114           -         114
--------------------------------------------------------------------------------
    Remaining noninterest expenses1                5,963         (70)      5,893
--------------------------------------------------------------------------------
Total noninterest expenses                         6,077         (70)      6,007
================================================================================
INCOME BEFORE INCOME TAXES                         1,281         (11)      1,270
================================================================================

--------------------------------------------------------------------------------
Assets2                                          750,238       8,117     758,355
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Average active equity                             30,765           -      30,765
--------------------------------------------------------------------------------
Average unrealized gains on securities available
for sale, net of tax                                   -       2,977       2,977
--------------------------------------------------------------------------------
Average deferred taxes accumulated due to changes
in effective tax rates and the reversing effect        -       5,905       5,905
--------------------------------------------------------------------------------
Average dividends                                      -         875         875
--------------------------------------------------------------------------------
Average total shareholders' equity                30,765       9,757      40,523
--------------------------------------------------------------------------------

1    Excludes provision for off-balance sheet positions.

2    As of December 31, 2002.

For the first quarters 2003 and 2002 the adjustments, recorded to reconcile the total results according to management reporting to the consolidated financial statements, include differences in accounting methods used for management reporting versus U.S. GAAP and corporate items, which are not under the responsibility of the segments.

For further information regarding the nature of these items, please refer to our Annual Report 2002 footnote section, note 28.

                                      B 26

                                                             C 1


RECONCILIATION OF REPORTED AND UNDERLYING RESULTS
DEUTSCHE BANK GROUP


                                                                            THREE MONTHS ENDED               YEAR
                                                                                                             ENDED

   IN EUR MILLION                             MAR 31,   DEC 31,   SEP 30,   JUN 30,   MAR 31,    DEC 31,    DEC 31,
                                                 2003      2002      2002      2002      2002       2002       2001




   REPORTED NET REVENUES                        4.994     5.399     5.464     8.137     7.547     26.547     29.541

   Net gains/losses on securities available       392     (533)      (21)   (2.045)   (1.059)    (3.659)    (2.259)
   for sale/industrial holdings

   Significant equity pick ups / net write-       715       366       334       497         -      1.197      1.292
   downs

   Net gains/losses from businesses sold/       (503)        37     (395)     (213)         -      (571)      (100)
   held for sale

   Significant gain from sale of bank building      -         -         -         -         -          -      (233)

   Policyholder benefits and claims 1            (28)      (30)      (26)      (49)     (654)      (759)    (3.002)
   -----------------------------------------------------------------------------------------------------------------
   UNDERLYING REVENUES                          5.570     5.239     5.355     6.326     5.834     22.755     25.239


   REPORTED PROVISION FOR LOAN LOSSES           (380)     (480)     (753)     (588)     (270)    (2.091)    (1.024)

   Change in measurement of other inherent          -         -       200         -         -        200          -
   loss allowance

   Provision for off-balance sheet positions 2     30        57      (37)        77     (114)       (17)         30
   -----------------------------------------------------------------------------------------------------------------
   TOTAL PROVISION FOR CREDIT LOSSES            (350)     (423)     (590)     (511)     (384)    (1.908)      (994)


   REPORTED NONINTEREST EXPENSES              (4.380)   (4.682)   (4.892)   (5.326)   (6.007)   (20.907)   (26.714)

   Restructuring activities                       (2)      (22)         -       265       340        583        294

   Goodwill impairment                            114        62         -         -         -         62          -

   Goodwill amortization                            -         -         -         -         -          -        871

   Minority interest                              (7)        17         0         4        23         45         85

   Policyholder benefits and claims 1              28        30        26        49       654        759      3.002

   Provision for off-balance sheet positions 2   (30)      (57)        37      (77)       114         17       (30)
   -----------------------------------------------------------------------------------------------------------------
   OPERATING COST BASE                        (4.277)   (4.652)   (4.829)   (5.085)   (4.876)   (19.442)   (22.491)
   -----------------------------------------------------------------------------------------------------------------


   REPORTED INCOME BEFORE INCOME TAXES            234       237     (181)     2.223     1.270      3.549      1.803

   Net gains/losses on securities available       392     (533)      (21)   (2.045)   (1.059)    (3.659)    (2.259)
   for sale/industrial holdings

   Significant equity pick ups / net write-       715       366       334       497         -      1.197      1.292
   downs

   Net gains/losses from businesses sold/       (503)        37     (395)     (213)         -      (571)      (100)
   held for sale

   Significant gain from sale of bank building      -         -         -         -         -          -      (233)

   Restructuring activities                       (2)      (22)         -       265       340        583        294

   Goodwill impairment                            114        62         -         -         -         62          -

   Goodwill amortization                            -         -         -         -         -          -        871

   Change in measurement of other inherent          -         -       200         -         -        200          -
   loss allowance
   -----------------------------------------------------------------------------------------------------------------
   UNDERLYING PRE-TAX PROFIT                      950       147      (64)       726       551      1.360      1.669


   ADDITIONAL INFORMATION


   Cost/income ratio                              88%       87%       90%       66%       80%        79%        90%
   Underlying cost/income ratio                   77%       89%       90%       80%       84%        85%        89%
   Compensation ratio                             52%       48%       54%       36%       38%        43%        45%
   Underlying compensation ratio                  46%       49%       55%       47%       49%        50%        53%
   Non-compensation ratio                         36%       39%       36%       29%       42%        36%        45%
   Underlying non-compensation ratio              30%       39%       35%       34%       34%        36%        36%

   Profit margin                                   5%        4%       -3%       27%       17%        13%         6%
   Underlying profit margin                       17%        3%       -1%       11%        9%         6%         7%

   Average total shareholders' equity          30.259    28.686    36.532    41.415    40.523     36.789     42.094
   Average active equity                       29.379    29.632    32.133    32.452    30.765     31.246     30.778

   RoE pre-tax (based on average total             3%        3%       -2%       21%       13%        10%         4%
   shareholders' equity)
   RoE pre-tax (based on average active            3%        3%       -2%       27%       17%        11%         6%
   equity)
   Underlying RoE pre-tax                         13%        2%       -1%        9%        7%         4%         5%

   Equity turnover                                66%       75%       60%       79%       74%        72%        70%
   Underlying equity turnover                     76%       71%       67%       78%       76%        73%        82%

1 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".


2 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".


Note: Numbers may not sum up due to rounding. Please refer to the following page for definition of certain terms used herein.

                                       C 2


In our presentations of results for the quarter ended March 31, 2003, including in the "Reconciliation of reported and underlying results for Deutsche Bank Group" to which this page is attached, we use the following terms with the following meanings:


UNDERLYING REVENUES: Reported net revenues less policyholder benefits and claims (reclassifed from noninterest expenses) and specified other items.


TOTAL PROVISION FOR CREDIT LOSSES: Reported provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses), less change in measurement of other inherent loss allowance.


OPERATING COST BASE: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.


UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill impairment and other specified items.


UNDERLYING COST/INCOME RATIO: Operating cost base as a percentage of total net revenues excluding other items (if applicable for the revenue section), net of policy-holder benefits and claims. COST/INCOME RATIO, which is defined as reported noninterest expenses as a percentage of reported net revenues, is also provided.


UNDERLYING COMPENSATION RATIO: Compensation and benefits as a percentage of underlying revenues. COMPENSATION RATIO, which is compensation and benefits as a percentage of reported net revenues, is also provided.


UNDERLYING NON-COMPENSATION RATIO: Operating cost base less compensation and benefits as a percentage of underlying revenues. NON-COMPENSATION RATIO, which is reported noninterest expenses less compensation and benefits as a percentage of reported net revenues, is also provided.


UNDERLYING PROFIT MARGIN: Underlying pre-tax profit as a percentage of average active equity. PROFIT MARGIN, which is income before income taxes as a percentage of reported net revenue, is also provided.


AVERAGE ACTIVE EQUITY: The portion of our adjusted average total shareholders' equity that has been allocated to our segments pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes accumulated due to changes in effective tax rates and the reversing effect and average dividends. For a reconciliation of average active equity to average total shareholders' equity, see (i) page 46 of the Interim Report (also attached to the Investor Relations Release to which this document is attached) for information with respect to the quarter ended March 31, 2003, (ii) page D 8 of the "Restatement of 2002 segment numbers" (also attached to the Investor Relations Release to which this document is attached) for information with respect to all periods within 2002 and (iii) footnote (3) on page 5 of our 2002 Annual Report Form 20-F for information with respect to the year ended December 31, 2001.


UNDERLYING ROE: Underlying pre-tax profit (annualized) as a percentage of average active equity. ROE (BASED ON AVERAGE ACTIVE EQUITY), which is defined as income before income taxes (annualized) as a percentage of average active equity, and ROE (BASED ON AVERAGE TOTAL SHAREHOLDERS' EQUITY), are also provided.


UNDERLYING EQUITY TURNOVER: Underlying revenues as a percentage of underlying revenues. EQUITY TURNOVER, which is reported net revenues as a percentage of average total shareholders' equity, is also provided.

                                       D 1
CORPORATE AND INVESTMENT BANK


                                                                               THREE MONTHS ENDED
                                                        ----------------------------------------------------------------
IN [E] M., EXCEPT WHERE INDICATED                                 MAR 31, 2002  JUN 30, 2002  SEP 30, 2002  DEC 31, 2002
------------------------------------------------------------------------------------------------------------------------

Origination (equity)                                                       (55)          225            68           114
Origination (debt)                                                         133           104            69           103
  Origination                                                               78           329           137           217
------------------------------------------------------------------------------------------------------------------------
Sales & Trading (equity)                                                   634           562           564           712
Sales & Trading (debt and other products)                                1.783         1.479         1.246         1.054
  Sales & Trading                                                        2.417         2.041         1.810         1.766
------------------------------------------------------------------------------------------------------------------------
Advisory                                                                   122           133           126           145
------------------------------------------------------------------------------------------------------------------------
Loan products                                                              617           593           506           428
------------------------------------------------------------------------------------------------------------------------
Transaction services                                                       695           662           644           611
------------------------------------------------------------------------------------------------------------------------
Other                                                                      (93)          (33)          (88)          (95)
========================================================================================================================
Total net revenues                                                       3.836         3.725         3.135         3.072
========================================================================================================================
Provision for loan losses                                                 (169)         (505)         (644)         (394)
------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions                                 (114)           73           (38)           48
========================================================================================================================
Total provision for credit losses                                         (283)         (432)         (682)         (346)
========================================================================================================================
Operating cost base                                                     (2.891)       (2.784)       (2.763)       (2.464)
------------------------------------------------------------------------------------------------------------------------
Minority interest                                                           (6)            5            (2)           (3)
------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                                   (93)         (265)            0            16
------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                          0             0             0             0
========================================================================================================================
Total noninterest expenses 1                                            (2.990)       (3.044)       (2.765)       (2.451)
========================================================================================================================
Therein: Severance payments                                                (31)         (103)         (108)          (18)
========================================================================================================================
INCOME BEFORE INCOME TAXES                                                 563           249          (312)          275
========================================================================================================================
Underlying pre-tax profit                                                  656           514          (112)          259
------------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
------------------------------------------------------------------------------------------------------------------------
Change in measurement of other inherent loss allowance                      --            --          (200)           --
------------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                                                      78            82            88            80
------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                                           75            75            88            80
------------------------------------------------------------------------------------------------------------------------
Average active equity                                                   16.862        17.523        17.009        16.097
------------------------------------------------------------------------------------------------------------------------
RoE in %                                                                    13             6            (7)            7
------------------------------------------------------------------------------------------------------------------------
Underlying RoE in %                                                         16            12            (3)            6




                                                          YEAR ENDED
                                                        ------------
                                                        DEC 31, 2002
--------------------------------------------------------------------

Origination (equity)                                             353
Origination (debt)                                               408
  Origination                                                    761
--------------------------------------------------------------------
Sales & Trading (equity)                                       2.472
Sales & Trading (debt and other products)                      5.561
  Sales & Trading                                              8.033
--------------------------------------------------------------------
Advisory                                                         526
--------------------------------------------------------------------
Loan products                                                  2.144
--------------------------------------------------------------------
Transaction services                                           2.612
--------------------------------------------------------------------
Other                                                           (307)
====================================================================
Total net revenues                                            13.769
====================================================================
Provision for loan losses                                     (1.712)
--------------------------------------------------------------------
Provision for off-balance sheet positions                        (31)
====================================================================
Total provision for credit losses                             (1.743)
====================================================================
Operating cost base                                          (10.901)
--------------------------------------------------------------------
Minority interest                                                 (8)
--------------------------------------------------------------------
Restructuring activities                                        (342)
--------------------------------------------------------------------
Goodwill impairment                                                0
====================================================================
Total noninterest expenses 1                                 (11.251)
====================================================================
Therein: Severance payments                                     (260)
====================================================================
INCOME BEFORE INCOME TAXES                                       775
====================================================================
Underlying pre-tax profit                                      1.317
--------------------------------------------------------------------
OTHER ITEMS
--------------------------------------------------------------------
Change in measurement of other inherent loss allowance          (200)
--------------------------------------------------------------------
ADDITIONAL INFORMATION
--------------------------------------------------------------------
Cost/income ratio in %                                            82
--------------------------------------------------------------------
Underlying cost/income ratio in %                                 79
--------------------------------------------------------------------
Average active equity                                         16.873
--------------------------------------------------------------------
RoE in %                                                           5
--------------------------------------------------------------------
Underlying RoE in %                                                8



1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

Note: Numbers may not add up due to rounding.

                                       D 2
CORPORATE BANKING & SECURITIES


                                                                          THREE MONTHS ENDED                      YEAR ENDED
                                                        ------------------------------------------------------  ------------
IN [E] M., EXCEPT WHERE INDICATED                       MAR 31, 2002  JUN 30, 2002  SEP 30, 2002  DEC 31, 2002  DEC 31, 2002
----------------------------------------------------------------------------------------------------------------------------

Origination (equity)                                            (55)           225            68           114           353
Origination (debt)                                               133           104            69           103           408
  Origination                                                     78           329           137           217           761
----------------------------------------------------------------------------------------------------------------------------
Sales & Trading (equity)                                         634           562           564           712         2.472
Sales & Trading (debt and other products)                      1.783         1.479         1.246         1.054         5.561
  Sales & Trading                                              2.417         2.041         1.810         1.766         8.033
----------------------------------------------------------------------------------------------------------------------------
Advisory                                                         122           133           126           145           526
----------------------------------------------------------------------------------------------------------------------------
Loan products                                                    617           593           506           428         2.144
----------------------------------------------------------------------------------------------------------------------------
Other                                                           (93)          (33)          (87)          (95)         (308)
============================================================================================================================
Total net revenues                                             3.141         3.063         2.492         2.461        11.156
============================================================================================================================
Provision for loan losses                                      (175)         (522)         (629)         (380)       (1.706)
----------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions                       (54)            32          (63)             2          (83)
============================================================================================================================
Total provision for credit losses                              (229)         (490)         (692)         (378)       (1.789)
============================================================================================================================
Operating cost base                                          (2.321)       (2.211)       (2.208)       (1.964)       (8.703)
----------------------------------------------------------------------------------------------------------------------------
Minority interest                                                (5)             4           (2)           (3)           (7)
----------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                        (93)         (232)             0             8         (316)
----------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                0             0             0             0             0
============================================================================================================================
Total noninterest expenses 1                                 (2.419)       (2.439)       (2.210)       (1.959)       (9.026)
============================================================================================================================
Therein: Severance payments                                     (27)          (91)         (105)          (19)         (242)
============================================================================================================================
INCOME BEFORE INCOME TAXES                                       493           134         (410)           124           341
============================================================================================================================
Underlying pre-tax profit                                        586           366         (210)           116           857
----------------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
----------------------------------------------------------------------------------------------------------------------------
Change in measurement of other inherent loss allowance            --            --         (200)            --         (200)
----------------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
----------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                                            77            80            89            80            81
----------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                                 74            72            89            80            78
----------------------------------------------------------------------------------------------------------------------------
Average active equity                                         14.637        15.363        14.938        14.261        14.800
----------------------------------------------------------------------------------------------------------------------------
RoE in %                                                          13             3          (11)             3             2
----------------------------------------------------------------------------------------------------------------------------
Underlying RoE in %                                               16            10           (6)             3             6



1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

Note: Numbers may not sum up due to roundings.

                                       D 3
GLOBAL TRANSACTION BANKING


                                                             THREE MONTHS ENDED                      YEAR ENDED
                                           ------------------------------------------------------  ------------
IN [E] M., EXCEPT WHERE INDICATED          MAR 31, 2002  JUN 30, 2002  SEP 30, 2002  DEC 31, 2002  DEC 31, 2002

Total net revenues                                  695           662           644           611         2.612
===============================================================================================================
Provision for loan losses                             6            17          (15)          (14)           (6)
---------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions          (60)            41            25            46            52
===============================================================================================================
Total provision for credit losses                  (54)            58            10            32            46
===============================================================================================================
Operating cost base                               (570)         (573)         (555)         (500)       (2.198)
---------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims                      0             0             0             0             0
---------------------------------------------------------------------------------------------------------------
Minority interest                                   (1)             2             0             0             1
---------------------------------------------------------------------------------------------------------------
Restructuring activities                              0          (34)             0             8          (26)
---------------------------------------------------------------------------------------------------------------
Goodwill impairment                                   0             0             0             0             0
===============================================================================================================
Total noninterest expenses 1                      (571)         (605)         (555)         (492)       (2.223)
===============================================================================================================
Therein: Severance payments                         (4)          (12)           (3)             1          (18)
===============================================================================================================
INCOME BEFORE INCOME TAXES                           70           115            99           151           435
===============================================================================================================
Underlying pre-tax profit                            70           149            99           143           461
---------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
---------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                               82            91            86            81            85
---------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                    82            86            86            82            84
---------------------------------------------------------------------------------------------------------------
Average active equity                             2.225         2.159         2.071         1.837         2.073
---------------------------------------------------------------------------------------------------------------
RoE in %                                             13            21            19            33            21
---------------------------------------------------------------------------------------------------------------
Underlying RoE in %                                  13            28            19            31            22



1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

Note: Numbers may not sum up due to roundings.

                                       D 4
PRIVATE CLIENTS AND ASSET MANAGEMENT


                                                                               THREE MONTHS ENDED
                                                  ---------------------------------------------------------------------------
IN [E] M., EXCEPT WHERE INDICATED                                      MAR 31, 2002  JUN 30, 2002  SEP 30, 2002  DEC 31, 2002

Portfolio / fund management                                                     510           757           734           729
-----------------------------------------------------------------------------------------------------------------------------
Brokerage                                                                       432           403           330           351
-----------------------------------------------------------------------------------------------------------------------------
Loans / deposits                                                                615           602           599           609
-----------------------------------------------------------------------------------------------------------------------------
Payments, account & remaining financial services                                202           206           234           207
-----------------------------------------------------------------------------------------------------------------------------
Other                                                                           880           713           117           287
=============================================================================================================================
Total net revenues                                                            2.639         2.681         2.014         2.183
=============================================================================================================================
Provision for loan losses                                                      (54)          (47)          (78)          (45)
-----------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions                                         0           (1)             1             1
=============================================================================================================================
Total provision for credit losses                                              (54)          (48)          (77)          (44)
=============================================================================================================================
Operating cost base                                                         (1.762)       (1.893)       (1.747)       (1.719)
-----------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims                                              (640)          (30)           (4)          (11)
-----------------------------------------------------------------------------------------------------------------------------
Minority interest                                                              (18)           (7)             1           (8)
-----------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                                      (246)             0             0             6
-----------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                               0             0             0             0
=============================================================================================================================
Total noninterest expenses 1                                                (2.666)       (1.930)       (1.750)       (1.732)
=============================================================================================================================
Therein: Severance payments                                                    (21)          (59)          (19)          (38)
=============================================================================================================================
INCOME BEFORE INCOME TAXES                                                     (81)           703           187           407
=============================================================================================================================
Underlying pre-tax profit                                                       165           188           178           414
-----------------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
-----------------------------------------------------------------------------------------------------------------------------
Net gain from businesses disposed                                                --           515             9          (13)
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                                                          101            72            87            79
-----------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                                                88            89            87            79
-----------------------------------------------------------------------------------------------------------------------------
Average active equity                                                         6.357         8.256         8.664         8.123
-----------------------------------------------------------------------------------------------------------------------------
RoE in %                                                                        (5)            34             9            20
-----------------------------------------------------------------------------------------------------------------------------
Underlying RoE in %                                                              10             9             8            20
-----------------------------------------------------------------------------------------------------------------------------
RESULTS OF SOLD INSURANCE AND RELATED ACTIVITIES
=============================================================================================================================
Net revenues                                                                    755           540             0          (13)
=============================================================================================================================
Provision for loan losses                                                         0             0             0             0
-----------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions                                         0             0             0             0
=============================================================================================================================
Total provision for credit losses                                                 0             0             0             0
=============================================================================================================================
Operating cost base 1                                                          (97)           (7)             0             0
-----------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims                                              (629)          (21)             0             0
-----------------------------------------------------------------------------------------------------------------------------
Minority interest                                                               (4)           (2)             0             0
-----------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                                          0             0             0             0
-----------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                               0             0             0             0
=============================================================================================================================
Total noninterest expenses 2                                                  (730)          (30)             0             0
=============================================================================================================================
Therein: Severance payments                                                     (1)             0             0             0
=============================================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES                                                25           510             0          (13)
=============================================================================================================================



                                                    YEAR ENDED
                                                  ------------
IN [E] M., EXCEPT WHERE INDICATED                 DEC 31, 2002

Portfolio / fund management                              2.730
--------------------------------------------------------------
Brokerage                                                1.515
--------------------------------------------------------------
Loans / deposits                                         2.424
--------------------------------------------------------------
Payments, account & remaining financial services           849
--------------------------------------------------------------
Other                                                    1.999
==============================================================
Total net revenues                                       9.517
==============================================================
Provision for loan losses                                (224)
--------------------------------------------------------------
Provision for off-balance sheet positions                    1
==============================================================
Total provision for credit losses                        (223)
==============================================================
Operating cost base                                    (7.121)
--------------------------------------------------------------
Policyholder benefits and claims                         (685)
--------------------------------------------------------------
Minority interest                                         (33)
--------------------------------------------------------------
Restructuring activities                                 (240)
--------------------------------------------------------------
Goodwill impairment                                          0
==============================================================
Total noninterest expenses 1                           (8.079)
==============================================================
Therein: Severance payments                              (136)
==============================================================
INCOME BEFORE INCOME TAXES                               1.215
==============================================================
Underlying pre-tax profit                                  944
--------------------------------------------------------------
OTHER ITEMS
--------------------------------------------------------------
Net gain from businesses disposed                          511
--------------------------------------------------------------
ADDITIONAL INFORMATION
Cost/income ratio in %                                      85
--------------------------------------------------------------
Underlying cost/income ratio in %                           86
--------------------------------------------------------------
Average active equity                                    7.850
--------------------------------------------------------------
RoE in %                                                    15
--------------------------------------------------------------
Underlying RoE in %                                         12
--------------------------------------------------------------
RESULTS OF SOLD INSURANCE AND RELATED ACTIVITIES
==============================================================
Net revenues                                             1.282
==============================================================
Provision for loan losses                                    0
--------------------------------------------------------------
Provision for off-balance sheet positions                    0
==============================================================
Total provision for credit losses                            0
==============================================================
Operating cost base 1                                    (104)
--------------------------------------------------------------
Policyholder benefits and claims                         (650)
--------------------------------------------------------------
Minority interest                                          (6)
--------------------------------------------------------------
Restructuring activities                                     0
--------------------------------------------------------------
Goodwill impairment                                          0
==============================================================
Total noninterest expenses 2                             (760)
==============================================================
Therein: Severance payments                                (1)
==============================================================
INCOME (LOSS) BEFORE INCOME TAXES                          522
==============================================================


1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

Note: Numbers may not sum up due to roundings.

                                       D 5
ASSET AND WEALTH MANAGEMENT


                                                                    THREE MONTHS ENDED                      YEAR ENDED
                                                  ------------------------------------------------------  ------------

IN [E] M., EXCEPT WHERE INDICATED                 MAR 31, 2002  JUN 30, 2002  SEP 30, 2002  DEC 31, 2002  DEC 31, 2002

Portfolio / fund management (AM)                           362           597           608           598         2.165
Portfolio / fund management (PWM)                           81            92            87            78           338
  Portfolio / fund management                              443           689           695           676         2.503
----------------------------------------------------------------------------------------------------------------------
Brokerage                                                  185           186           154           156           680
----------------------------------------------------------------------------------------------------------------------
Loans / deposits                                            43            45            38            41           166
----------------------------------------------------------------------------------------------------------------------
Payments, account & remaining financial services             2             2             2             3             9
----------------------------------------------------------------------------------------------------------------------
Other                                                       58            87            50           190           387
======================================================================================================================
Total net revenues                                         731         1.009           939         1.066         3.745
======================================================================================================================
Provision for loan losses                                    0             0          (22)           (2)          (23)
----------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions                    0             0             0             0             0
======================================================================================================================
Total provision for credit losses                            0             0          (22)           (2)          (23)
======================================================================================================================
Operating cost base                                      (673)         (895)         (873)         (796)       (3.237)
----------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims                          (11)           (8)           (5)          (11)          (35)
----------------------------------------------------------------------------------------------------------------------
Minority interest                                         (13)           (6)             0           (7)          (25)
----------------------------------------------------------------------------------------------------------------------
Restructuring activities                                   (3)             0           (1)             5             0
----------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                          0             0             0             0             0
======================================================================================================================
Total noninterest expenses 1                             (700)         (909)         (879)         (809)       (3.297)
======================================================================================================================
Therein: Severance payments                                (9)          (26)          (16)          (31)          (81)
======================================================================================================================
INCOME BEFORE INCOME TAXES                                  31           100            38           255           425
======================================================================================================================
Underlying pre-tax profit                                   35            92            39           250           417
----------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
----------------------------------------------------------------------------------------------------------------------
Net gains from businesses disposed                          --             8            --            --             8
----------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
----------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                                      96            90            94            76            88
----------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                           93            90            93            75            87
----------------------------------------------------------------------------------------------------------------------
Average active equity                                    4.904         6.663         7.054         6.726         6.337
----------------------------------------------------------------------------------------------------------------------
RoE in %                                                    33             6             2            15             7
----------------------------------------------------------------------------------------------------------------------
Underlying RoE in %                                         33             6             2            15             7



1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

Note: Numbers may not sum up due to roundings.

                                       D 6
PRIVATE & BUSINESS CLIENTS


                                                                               THREE MONTHS ENDED
                                                  ---------------------------------------------------------------------------
IN [E] M., EXCEPT WHERE INDICATED                                      MAR 31, 2002  JUN 30, 2002  SEP 30, 2002  DEC 31, 2002

Portfolio / fund management                                                      67            68            39            53
-----------------------------------------------------------------------------------------------------------------------------
Brokerage                                                                       247           217           176           195
-----------------------------------------------------------------------------------------------------------------------------
Loans / deposits                                                                572           557           561           568
-----------------------------------------------------------------------------------------------------------------------------
Payments, account & remaining financial services                                200           204           232           204
-----------------------------------------------------------------------------------------------------------------------------
Other                                                                           822           626            67            97
=============================================================================================================================
Total net revenues                                                            1.908         1.672         1.075         1.117
=============================================================================================================================
Provision for loan losses                                                      (54)          (47)          (57)          (44)
-----------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions                                         0           (1)             1             1
=============================================================================================================================
Total provision for credit losses                                              (54)          (48)          (56)          (43)
=============================================================================================================================
Operating cost base                                                         (1.089)         (998)         (874)         (923)
-----------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims                                              (629)          (21)             1             0
-----------------------------------------------------------------------------------------------------------------------------
Minority interest                                                               (5)           (3)             1             0
-----------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                                      (243)             1             1             1
-----------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                               0             0             0             0
=============================================================================================================================
Total noninterest expenses 1                                                (1.966)       (1.021)         (871)         (922)
=============================================================================================================================
Therein: Severance payments                                                    (12)          (33)           (3)           (7)
=============================================================================================================================
INCOME BEFORE INCOME TAXES                                                    (112)           603           148           152
=============================================================================================================================
Underlying pre-tax profit                                                      130             95           138           164
-----------------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
-----------------------------------------------------------------------------------------------------------------------------
Net gains from businesses disposed                                               --           507             9          (13)
-----------------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
-----------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                                                          103            61            81            83
-----------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                                                85            87            82            82
-----------------------------------------------------------------------------------------------------------------------------
Average active equity                                                         1.453         1.593         1.610         1.397
-----------------------------------------------------------------------------------------------------------------------------
RoE in %                                                                        (31)          151            37            44
-----------------------------------------------------------------------------------------------------------------------------
Underlying RoE in %                                                              36            24            34            47
-----------------------------------------------------------------------------------------------------------------------------
RESULTS OF SOLD INSURANCE AND RELATED ACTIVITIES
=============================================================================================================================
Net revenues                                                                    755           532             0          (13)
=============================================================================================================================
Provision for loan losses                                                         0             0             0             0
-----------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions                                         0             0             0             0
=============================================================================================================================
Total provision for credit losses                                                 0             0             0             0
=============================================================================================================================
Operating cost base 1                                                          (97)           (7)             0             0
-----------------------------------------------------------------------------------------------------------------------------
Policyholder benefits and claims                                              (629)          (21)             0             0
-----------------------------------------------------------------------------------------------------------------------------
Minority interest                                                               (4)           (2)             0             0
-----------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                                          0             0             0             0
-----------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                               0             0             0             0
=============================================================================================================================
Total noninterest expenses 2                                                  (730)          (30)             0             0
=============================================================================================================================
Therein: Severance payments                                                     (1)             0             0             0
=============================================================================================================================
INCOME BEFORE INCOME TAXES                                                       25           502             0          (13)
=============================================================================================================================



                                                    YEAR ENDED
                                                  ------------
IN [E] M., EXCEPT WHERE INDICATED                 DEC 31, 2002

Portfolio / fund management                                227
--------------------------------------------------------------
Brokerage                                                  835
--------------------------------------------------------------
Loans / deposits                                         2.258
--------------------------------------------------------------
Payments, account & remaining financial services           840
--------------------------------------------------------------
Other                                                    1.612
==============================================================
Total net revenues                                       5.772
==============================================================
Provision for loan losses                                (201)
--------------------------------------------------------------
Provision for off-balance sheet positions                    1
==============================================================
Total provision for credit losses                        (200)
==============================================================
Operating cost base                                    (3.884)
--------------------------------------------------------------
Policyholder benefits and claims                         (650)
--------------------------------------------------------------
Minority interest                                          (7)
--------------------------------------------------------------
Restructuring activities                                 (241)
--------------------------------------------------------------
Goodwill impairment                                          0
==============================================================
Total noninterest expenses 1                           (4.782)
==============================================================
Therein: Severance payments                               (55)
==============================================================
INCOME BEFORE INCOME TAXES                                 790
==============================================================
Underlying pre-tax profit                                  528
--------------------------------------------------------------
OTHER ITEMS
--------------------------------------------------------------
Net gains from businesses disposed                         503
--------------------------------------------------------------
ADDITIONAL INFORMATION
--------------------------------------------------------------
Cost/income ratio in %                                      83
--------------------------------------------------------------
Underlying cost/income ratio in %                           84
--------------------------------------------------------------
Average active equity                                    1.513
--------------------------------------------------------------
RoE in %                                                    52
--------------------------------------------------------------
Underlying RoE in %                                         35
--------------------------------------------------------------
RESULTS OF SOLD INSURANCE AND RELATED ACTIVITIES
==============================================================
Net revenues                                             1.274
==============================================================
Provision for loan losses                                    0
--------------------------------------------------------------
Provision for off-balance sheet positions                    0
==============================================================
Total provision for credit losses                            0
==============================================================
Operating cost base 1                                    (104)
--------------------------------------------------------------
Policyholder benefits and claims                         (650)
--------------------------------------------------------------
Minority interest                                          (6)
--------------------------------------------------------------
Restructuring activities                                     0
--------------------------------------------------------------
Goodwill impairment                                          0
==============================================================
Total noninterest expenses 2                             (760)
==============================================================
Therein: Severance payments                                (1)
==============================================================
INCOME BEFORE INCOME TAXES                                 514
==============================================================


1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

Note: Numbers may not sum up due to roundings.

                                       D 7
CORPORATE INVESTMENTS


                                                                          THREE MONTHS ENDED                         YEAR ENDED
                                                    -------------------------------------------------------------  ------------
IN [E] M., EXCEPT WHERE INDICATED                          MAR 31, 2002  JUN 30, 2002  SEP 30, 2002  DEC 31, 2002  DEC 31, 2002

Total net revenues                                                1.154         1.603           191            52         3.000
===============================================================================================================================
Provision for loan losses                                          (48)          (37)          (32)          (39)         (155)
-------------------------------------------------------------------------------------------------------------------------------
Provision for off-balance sheet positions                             0             4             0             7            11
===============================================================================================================================
Total provision for credit losses                                  (48)          (33)          (32)          (32)         (144)
===============================================================================================================================
Operating cost base                                               (307)         (321)         (270)         (330)       (1.228)
-------------------------------------------------------------------------------------------------------------------------------
Minority interest                                                     1             3             5          (11)           (2)
-------------------------------------------------------------------------------------------------------------------------------
Restructuring activities                                            (1)             0             0             0           (1)
-------------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                   0             0             0          (62)          (62)
===============================================================================================================================
Total noninterest expenses 1                                      (307)         (318)         (265)         (403)       (1.293)
===============================================================================================================================
Therein: Severance payments                                         (1)          (10)           (1)           (8)          (19)
===============================================================================================================================
INCOME BEFORE INCOME TAXES                                          799         1.252         (106)         (383)         1.563
===============================================================================================================================
Underlying pre-tax profit                                         (259)             6         (183)         (418)         (855)
-------------------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
-------------------------------------------------------------------------------------------------------------------------------
Net gains from businesses disposed / held for sale                   --         (302)           390          (70)            18
-------------------------------------------------------------------------------------------------------------------------------
Significant equity pick ups / net write-downs                        --         (497)         (334)         (366)       (1.196)
-------------------------------------------------------------------------------------------------------------------------------
Net gains / losses from industrial holdings                       1.059         2.045            21           533         3.659
-------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION
-------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                                               27            20           139           777            43
-------------------------------------------------------------------------------------------------------------------------------
Underlying cost/income ratio in %                                   323            90           237          n.m.          n.m.
-------------------------------------------------------------------------------------------------------------------------------
Average active equity                                             7.546         6.674         6.461         5.408         6.522
-------------------------------------------------------------------------------------------------------------------------------
RoE in %                                                             42            75           (7)          (28)            24
-------------------------------------------------------------------------------------------------------------------------------
Underlying RoE in %                                                (14)             0          (11)          (31)          (13)



1 Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

Note: Numbers may not sum up due to roundings.

                                       D 8


AVERAGE ACTIVE EQUITY BY SEGMENT

                                                                               THREE MONTHS ENDED            YEAR ENDED

IN [E] M., EXCEPT WHERE INDICATED                      MAR 31,       JUN 30,       SEP 30,       DEC 31,       DEC 31,
                                                          2002          2002          2002          2002          2002



   Corporate Banking & Securities                       14.637        15.363        14.938        14.261        14.800
   Global Transaction Banking                            2.225         2.159         2.071         1.837         2.073
CORPORATE AND INVESTMENT BANK                           16.862        17.523        17.009        16.097        16.873

   Asset & Wealth Management                             4.904         6.663         7.054         6.726         6.337
   Private & Business Clients                            1.453         1.593         1.610         1.397         1.513
PRIVATE CLIENTS AND ASSET MANAGEMENT                     6.357         8.256         8.664         8.123         7.850

CORPORATE INVESTMENTS                                    7.546         6.674         6.461         5.408         6.522

Adjustments                                                (0)           (1)           (1)             4             1

TOTAL AVERAGE ACTIVE EQUITY BY SEGMENT                  30.765        32.452        32.133        29.632        31.246

Average unrealized gains on securities available         2.977         3.121           598       (3.828)           717
for sale, net of tax
Average deferred taxes accumulated due to changes
in effective tax rates and the reversing effect          5.905         5.035         3.328         2.232         4.125

Average dividends                                          875           809           470           650           701

AVERAGE TOTAL SHAREHOLDERS' EQUITY                      40.523        41.415        36.532        28.686        36.789

Note: Numbers may not sum up due to roundings.

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DEUTSCHE BANK AKTIENGESELLSCHAFT


Date: April 30, 2003

                                       By: ___/s/  M. Otto__________________
                                       Name: Mathias Otto
                                       Title:Senior Counsel


                                       By: ___/s/  M. Edelmann______________
                                       Name: Martin Edelmann
                                       Title:Managing Director